
07027538

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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aradis Limited

*CURRENT ADDRESS 4 Capital Link Drive
Campbellfield 3061
Victoria, Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 30 2007
THOMSON FINANCIAL

FILE NO. 82- 35124 FISCAL YEAR 6/30/07

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DAT : 10/26/07

Anadis Limited
Annual Report 2007



Antibodies Against Disease

biotech leader in


polyclonal

antibody

based

solutions"

Table of Contents

Notice of Annual General Meeting
The Anadis Annual General Meeting will be held at 2:00pm
at St Michaels' Uniting Church Hall 120 Collins Street, Melbourne
on Tueday 13 November 2007

Chairman's Report



Dear Shareholders,

Anadis is emerging from a period of some six months of intensive structural change. The company is now repositioned for new and larger global markets. This is the natural progression for a company that has strong research and development capabilities and a substantial technology portfolio accumulated over more than ten years.

The repositioned Anadis remains fundamentally true to its foundation objectives: to use its core skills in hyper-immunization of dairy cattle to develop products for medical and industrial applications. Today, Anadis' profile emphasizes the company's R&D expertise and technologies in developing polyclonal antibodies specific to human disease on a large and economic scale.

This is highly relevant in the global biotechnology industry where antibody technologies are the basis of the rapidly growing industry of immunologically-targeted pharmaceuticals. Anadis believes its technologies have a place in this biotechnology market segment. That message is already attracting the attention of companies seeking to form commercial relationships.

Commercial targets and Anadis' R&D product pipeline have now expanded to include disease prevention and therapy for hospital-based patients. This is in addition to the consumer markets that Anadis is pursuing with its Travelan™ and EV Protec products. The expanded Anadis technology and product pipeline is described in detail further in this Annual Report.

Anadis' hydro-gel Ectoplasm project, also based on polyclonal antibodies, is attracting a high level of interest from bio-defence and emergency services sectors. This presents near-term commercial prospects for Anadis technologies outside the highly regulated human health sector.

The transition of Anadis towards leadership in polyclonal antibody technology has come about through a close association with USA consulting firm BioVance Medical LLC and its associates in the USA and Israel. The consulting relationship with BioVance LLC was expanded in April 2007 with the appointment of BioVance principal Dr Zeil Rosenberg as Anadis CEO. Dr Rosenberg's medical qualifications and extensive pharmaceutical industry experience is particularly relevant to Anadis' business plans.

Good people make a business and Anadis is very fortunate to have senior managers like Dr Grant Rawlin, Vice President of R&D, and Fred Mears, General Manager-Operations, whose initiative and dedication have carried the business through the transition and settling-in period of the new CEO. Dr Rosenberg operates from New York and while this reinforces the company's strong international focus, it presents operational challenges. With modern communication technologies the new leadership team is functioning well.

The Anadis manufacturing operation and its contracts for supply of third-party products continues to be a valuable source of revenue and cash contribution to the company's own product development programs. As announced last month the company expects that recent third party orders will increase revenue from this operation to at least $8 million in the 2007-2008 financial year (85% higher than previous year).

Despite the additional cash contribution expected from third-party manufacturing and continuing income from R&D grants, Anadis expects its R&D programs to require additional equity funding above the $700,000 secured in August 2007. Further funding opportunities for the company are being actively pursued.

The Board of Anadis wishes to express its appreciation to Mr Philip Molyneux, who retired in July 2007 after serving almost ten years as non-executive Chairman. The company also wishes to thank Mr Conor Graham, who was Anadis CEO/Managing Director for seven years until March 2007. We thank them for their hard work and contributions particularly in Anadis' formative years.

Roman Zwolenski
Chairman


ANADIS

Chief Executive's Report

Dear Shareholders,



The financial year 2006-2007 was a challenging and exciting year for your company.

I am pleased to inform you that Anadis achieved considerable progress during the year, which lays a foundation for significant growth and innovation. Although I was appointed CEO only in May 2007, my interest in Anadis began earlier when I recognised the vast potential that Anadis possessed – leveraging its access to Australian dairy supplies and a decade of close relationships with top medical researchers – to create innovative health products for the global market.

Most significantly, Anadis brings a new perspective to the effective manufacturing, purification and use of dairy-derived antibodies and other bioactives which are recognized as safe, effective and practical in the prevention and treatment of disease.

Anadis is unlike many other biotechnology companies, which can require many years of research, lengthy and expensive clinical studies and the installation of significant manufacturing capacity before they can generate positive cash flows. At Anadis' core is an already thriving functional food business unit that is profitable, and has significant opportunities to expand the use of its own proprietary formulations. Although still early days, our collaborative work with SPC Ardmona, a subsidiary of Coca Cola Amatil, is an example of such potential.

Our work with the Australian Defence and Federal Government Emergency Management authorities is another illustration of our potential. Anadis is developing a revolutionary method of detecting and containing a variety of bio-terrorism agents, including anthrax, plague and ricin. It is worthwhile to note this research utilises the same technology platform as we use in our other products.

From the human health perspective, Anadis is establishing collaborative relationships with a number of world-class institutions in order to expedite clinical studies of our compounds for new and important health needs.

Of note particularly to our investors has been our decision to expand our visibility and embark aggressively in areas where we believe Anadis can provide solutions in high value markets. We are doing this systematically, with the overall strategy of establishing the company's product platform as robust, scalable and flexible. Our aim is that Anadis will ultimately engage global pharmaceutical and distribution companies as partners, while Anadis itself focuses on its research and development capability.

To ignite our improved company strategy, in August 2007 we announced a successful conclusion to a private placement, raising A$700,000 (US$600,000) in equity, and a Stand-By Subscription agreement, signed mid June, enabling Anadis to access up to $5 million of capital on a continuing basis, subject to share price and turnover constraints. This recent fund raising – including take-up from private US biotechnology investors – will allow Anadis to accelerate its research and development program, including the strengthening of its portfolio through industry partnerships. The funds will be used to initiate a number of clinical trials as well as support business development activity.

Our annual results show total revenue for the year ending 30 June 2007 was A$4.3 million (US$3.7 million), an increase of 4.5% on the previous year. The 2006-2007 result was aided by a significant increase in revenue from Anadis' functional food business, largely from the company's manufacturing division.

Revenue has been projected to rise significantly in the 2007-2008 financial year, driven mainly by continuing, significant growth in our functional food manufacturing division, as well as domestic and worldwide sales growth of our disease specific products.

Expansion of the functional foods income is enhanced by the signing in June of a heads of agreement with SPC Ardmona, a subsidiary of Coca Cola Amatil. Under the agreement Anadis will assist SPC Ardmona with the development and commercialisation of healthy foods using Anadis' proprietary milk-based technologies.

Anadis is repositioning itself as a global leader in polyclonal antibody solutions to high-value medical needs – an existing global market in excess of US $30 billion according to standard market references. Anadis is engaged in work to use its polyclonal antibody-based health products to address such important health targets as influenza, alimentary (gastro intestinal and oral) mucositis, bio-defence, auto-immune diseases such as ulcerative colitis, and a variety of cancers.

Use of polyclonal antibodies to address such important and widespread diseases – either as adjunctive or stand-alone treatments – significantly expands the potential markets and potential commercial partners available to Anadis.

For example, chemotherapy and radiation-related mucositis seriously and negatively affects the quality of life of millions of patients with cancer. With collaborating researchers we are exploring the many ways in which our antibody-containing product can be formulated to reduce the painful ulcers which are found along the intestinal tract as a result of various cancer treatments. We have good reasons to believe our product can make a positive difference for cancer patients. These people represent a new, large and growing patient population for Anadis. Only time and clinical studies will prove our hypotheses, but our work appears sound and on-track.

Our intention is to improve our web-based communication with investors and potential commercial partners. Our overall aim is to realise the full potential of products in which significant efforts have already been made, such as Travelan™, for the prevention of Travellers' Diarrhoea and EV Protec, which protects children from the polio-like disease Enterovirus 71.

Indeed it is the milestones reached with these two research programs, as well as proofs of principle that our technologies can be applied to bacterial and viral targets, which has allowed Anadis to identify more high-value global medical opportunities where existing solutions are lacking or must be augmented.

Highlights of Anadis' progress in recent months include:

7 June: Trial for Inflammatory Bowel Disease Anadis announced it will conduct a clinical trial at the Tel Aviv Sourasky Medical Center in Tel Aviv, Israel, to explore the efficacy of its proprietary antibody formulation for the treatment of Inflammatory Bowel Disease.
6 August: Agreement with ImmuCell Anadis announced the signing of a heads of agreement with USA-based biotechnology company ImmuCell (NASDAQ: ICCC). Anadis will license from ImmuCell a portfolio of issued patents, IND filings, clinical data, manufacturing plans and know-how related to several human heath product lines.
10 August: Clinical Study Anadis announced plans for a clinical study to demonstrate the use of its proprietary antibody formulation technology to prevent gastrointestinal damage during cancer treatments.
4 September: International Travelan™ shipment Anadis made inaugural international shipment of Travellers' Diarrhoea preventative Travelan™ to South Africa.

Shareholders can expect additional, exciting developments during the current fiscal year as we expand our reach, especially in order to tap resources and market needs in the United States of America. I believe together we can generate significant value in our company.

Thank you for your continued support,
Sincerely

Zeil Rosenberg, MD
Chief Executive Officer


ANADIS

Research & Development Programs

Anadis Limited's proprietary rapid manufacturing technology has enabled the development of a product pipeline of polyclonal antibody-based solutions for a range of important infectious and immune-mediated diseases.


For personal use only

Polyclonal antibodies are formed naturally by the immune system in humans and animals in response to a target. The majority of global antibody research is in the area of monoclonal antibodies derived from tumour cells that are grown in mice or cell cultures, which all bind to one very specific part of their target. Polyclonal antibodies however are actually a group of different antibodies binding to many parts of the same target.

This all-natural platform allows for a significantly shorter time frame from bench to market compared with typical biotechnology products. The platform also possesses dramatically lower manufacturing costs and higher scalability when compared with typical antibody-based solutions.

Competitive advantages of the technology platform:

- Rapid development cycle
  - Time from bench to market for new compound of 3-5 years
- Comparatively Inexpensive
  - Compared to alternative antibody manufacturing systems
- Proprietary processes and other significant barriers
  - Bovine vaccination during pregnancy with specialized vaccines
  - Harvesting, freeze drying and purifying the colostrum
  - Very high IgG (antibody) levels against specific antigens in colostrum
  - Many years of industry and academic research
  - Significant IP filings across technology platform and indications
  - Manufacturing infrastructure at Australian Dairy high standards
- Safe product => rapid regulatory path to market
  - GRAS classification-Generally Regarded As Safe
  - Safer than blood-based products in use now (eg serum IgG)

The core manufacturing technology is highly scalable and allows for rapid and low cost development, commercialization and streamlined regulatory pathway for a broad range of preventive and therapeutic products. These therapeutics products will primarily be delivered via the oral and topical routes. The streamlined regulatory pathway leverages product certification as GRAS (Generally Regarded as Safe) in the US, having all manufacturing completed under very strict and globally respected Australian dairy industry standards and by registering products according to national medical food, food supplement or plain food regulations rather than as drugs or biologics. All product claims will be backed by a strong international scientific base and clinical studies program.

Accordingly, most products will be able to be launched in the US as a "medical food" upon self-certification by the company to the FDA regarding the product's GRAS status and by scientific evidence of its effectiveness, rather than by waiting for completion of full phase III clinical studies and their submission to, and approval by, the FDA.

Current R&D pipeline targets address broad markets including influenza, nosocomial (hospital acquired) infections, enteric diseases, biodefence, and environmental biohazard containment, diagnostics and decontamination. A new initiative that targets oncology has special promise. The company is addressing existing market opportunities in excess of US $30 billion.


Leveraging a technology platform that has been carefully developed over a ten-year period, the company expects to become the leading provider of proprietary polyclonal antibody-based solutions worldwide within five years.

The Anadis program portfolio has continued to expand and in this report we highlight the following programs as the core near-term value drivers for the company.

Travelan™ (in market now) and line extensions

Travelan™ for the risk reduction of Travellers' Diarrhoea is already available in the Australian market and has begun international expansion with our first export recently to South Africa. Anadis will aggressively continue to establish additional international distributors for this product.

Already there is considerable continuing usage of Travelan™ by Australian international sporting teams, as a testament to the efficacy of the product. Sales have increased considerably driven by a number of factors including the repacking into the new blue box.

The next generation of the Travelan™ formulation will be of pharmaceutical quality, as substantial evidence exists for *E. coli* as the linkage to many serious gastrointestinal infections.


Travelan
Travelan®
Reduces the risk of
TRAVELLERS'
DIARRHOEA
When travelling don't wait
for the symptoms to occur!
30 CAPLETS

Inflammatory bowel disease and irritable bowel syndrome (IBD and IBS).

A clinical study for use as an adjunct therapy in patients with Inflammatory Bowel Disease (IBD) started in late 2006 and is being expanded to a multi-centre study.

Inflammatory Bowel Disease is a relapsing/ remitting chronic disease with gastrointestinal symptoms such as diarrhoea, rectal bleeding and abdominal pain. About four million people worldwide suffer from the disease, split roughly evenly between its two manifestations – Crohn's Disease and ulcerative colitis.

The study will be conducted at the Tel Aviv Sourasky Medical Center, one of the largest hospitals in Israel, with 1,100 beds, providing specialty care to the Tel Aviv metropolitan area. It is a teaching and research centre affiliated with the Sackler School of Medicine, also in Tel Aviv.

The study will be led by Professor Zamir Halpern, Chief of the Medical Center's Gastroenterology Institute, and Professor Nachum Vaisman, head of the Medical Center's Clinical Nutrition Unit.

Chemotherapy–associated mucositis and Radiotherapy–induced enteritis diarrhoea and other conditions which involve damage to the GI system. A clinical study is planned to begin in early 2008.

The new clinical study will demonstrate the impact of Anadis' orally administered polyclonal antibody formulation on chemotherapy-related mucositis, a major clinical problem in cancer patients that is characterized by intestinal tissue destruction throughout the GI (gastrointestinal) tract, including painful mouth ulcerations (termed oral mucositis).

Seen in approximately 40% of chemotherapy patients, chemotherapy related mucositis usually follows within two weeks of initiation of many chemotherapy regimens. Mucositis can lead to dysphagia (painful swallowing), weight-loss, infection, and sepsis (from bacteria such as *E.coli* which leak from the intestines). It is a leading cause of discontinuation of chemotherapy treatment itself.

Radiation therapy is also an important recognized cause of mucosal damage leading to the inflammation and ulceration from mucositis.

The global mucositis market is large and there is currently no dominant or broadly effective treatment for mucositis seen in the oral or broader GI tract. In the USA alone more than 1 million patients undergo chemotherapy annually, with an estimated average four months treatment per person. More than 1 million patients undergo radiation treatments annually lasting an estimated two months each, including time to resolve GI side effects. Prevalence of mucositis varies across treatments, ranging from a low of 12% in patients receiving adjuvant chemotherapy to 99% in patients receiving bone marrow transplant.

Other estimates indicate a range of more than 50% in patients on high-dose chemotherapy or those with leukemia, 21%-31% in patients with solid tumors, and 60%-90% in patients with head and neck cancer receiving standard chemotherapy and radiation therapy. The market outside the USA is estimated to be at least as large, with similar mucositis rates.

There are only a few solutions for these severe problems. One of the main solutions is a recently released drug (approved for only limited indications) priced at US$6,000-$8,000 per regimen. The Anadis product for mucositis is expected to offer broad applicability and is planned to be marketed as medical food.

The clinical studies themselves will be undertaken at several major cancer centres in Israel, led by cancer specialists at the Sheba Medical Center and the Sourasky Medical Center, both in Tel Aviv.

Nosocomial infections - Hospital "Super Bugs"

Anadis is investing and developing antibodies for the prevention and possible treatment for top priority hospital and community acquired nosocomial infections, in particular Clostridium difficile (*C.diff*) and Golden Staph/ Staphylococcus aureus (methicillin resistant (MRSA) and methicillin susceptible (MSSA) strains).

It has already been shown in numerous human, animal and *in vitro* studies that colostrum derived antibodies can provide protection to C. *difficile* – a bacterium responsible for between 30,000 and 75,000 fatalities in the US each year.

Elderly patients are particularly at risk. Currently in Canada, and in parts of the US, certain strains of *C.difficile* are particularly virulent and pose a major threat to hospitalised patients. The rate of C. *difficile* acquisition is considerable, especially for extended hospital stays. An Anadis hyperimmune colostrum-based therapy would be highly cost-effective. A product such as this would be used as a preventative and as part of a treatment regime, potentially given to all at-risk patients in the hospital system and for a period of time following discharge.

Currently there are few alternate therapies, with further antibiotic therapy potentially worsening the situation. With the number of at-risk patients in USA and Canadian hospitals in the millions per annum, market size is substantial.

A N A D I S

BioShielding - Proprietary drug delivery technology

This approach protects orally administered and fragile drugs, antibodies and vaccines from degradation during passage through the harsh acid conditions found in the stomach, facilitating absorption or immunization in the gut. The technology platform will also permit freeze-drying of proteins and vaccines onto dry food, enabling use of dairy-derived antibodies as cereal-based Nutraceuticals, and providing an alternative to the current use of unpleasant bicarbonate drinks in oral drug administration. Anadis has initiated commercialization discussions with partners around this and other Nutraceutical concepts.

Enterovirus 71 (EV-71)

Anadis has been developing antibodies against Enterovirus 71, a virus described in medical journals as potentially another polio-like epidemic. The product will be formulated as EVProtec with the active ingredient being antibodies against EV-71. It will come in a powder form to be packaged in sachets, intended to be taken daily.

Initially the key target market will be Asian countries, as they have the greatest seasonal disease burden. Significant efforts are underway to enable sales of a product into key markets for the northern hemisphere summer of 2008.



Influenza A Virus

In December 2006 Anadis announced that it had produced high levels of polyclonal antibodies against key influenza proteins. These antibodies can neutralise the influenza virus. This important research could provide an alternate and adjunct treatment and a preventative for influenza A virus, aiming at both 'normal' influenza and 'bird flu'.

Research Program
The Anadis' influenza program leverages technologies developed through the Anadis/DSTO (Defence and Science Technology Organisation) Bio-Defence program for respiratory protection. The program aims to provide passive immunity against influenza A viruses and potentially also treat ongoing infection. Both oral and respiratory delivery of antibodies is to be examined.

Advantages of antibody therapy

- A typical influenza vaccine requires 1-3 weeks for a response, whereas antibody therapy would provide immediate protection and may also be effective at halting existing infections.
- Due to the nature of polyclonal antibody therapies, influenza antibodies have the potential of not being strain-specific and can potentially offer protection from those strains not covered in the annual vaccine. This is to be tested in the research program.
- Passive protection of high risk individuals which typically have a lower response to vaccine (eg >65 years, chronically ill, immuno-suppressed due to drugs or chemotherapy).
- Solution for populations at high risk of influenza complications (eg diabetics, chronically ill, cancer patients, elderly, carers).
- Alternative for those unwilling to be vaccinated, or in whom current vaccines are a contraindication and for whom other prescription antivirals are unsatisfactory.
- Protection of travellers to high risk locations.
- Can be stockpiled and used by public health, military and emergency response organisations.

The Anadis dairy-derived antibody platform allows for rapid modifications of the antibody profile in order to address new, emerging strains (e.g. avian influenza). Animal studies are being conducted, with clinical studies expected to begin in 2008. Access to a specialized government high containment research unit, including highly lethal H5N1 avian influenza strains, will aid rapid product development.



Bio-Defence – diagnosis, containment and environmental decontamination

Anadis is developing a health and emergency response worker (military and civilian) protection system against anthrax, plague and other bio-warfare agents with expansion potential to more routine bio-hazards including infectious agents, toxins and chemicals. In 2007 the Australian Defence Department of Science and Technology Office (DSTO) and Emergency Management Australia (EMA) awarded Anadis with a two-year grant for development of a proprietary antibody/ polymer hydrogel system for rapid identification and containment of biohazards by first responders.


CAUTION
BIOHAZARD

The Federal Government grant for $480,000 will fund Anadis' development of its revolutionary antibody-based method for biohazard detection, containment and decontamination, known as Project Ectoplasm. This project is a manifestation of Anadis' unique approach to the harvesting of antibodies, allowing for their economic use in the field. The project is expected to yield results that could be deployed in the field worldwide within two years.

The funding will come from the Research Support for Counter Terrorism (RSCT) Programme administered by the National Security Science and Technology Unit within the Department of the Prime Minister and Cabinet and the CBR Capability Research and Development Fund administered by Emergency Management Australia, a division of the Attorney General's Department.

Key advantages of this program include:

- Flexible system for dealing with large scope of contaminant emergency response situations.
- Federal Government and Response Agency support.
- Large global market among emergency response agencies.
- Highly reduced risk for emergency response personnel.
- Safer methods of containment.
- Decreased risk in contamination spread (eg through air ducts)
- Patent protected technology.

In essence, emergency workers will spray a gel on to surfaces at an affected site area, containing a potential biological hazard. The antibodies in the gel will assist to decontaminate the area. The gel is formed when the antibody preparation and the polymer concentrate – in either powder or liquid form – is mixed with water.

The gel will be utilised by emergency first responders, mainly fire brigade, at suspected contamination sites. The technology can be further extended to address other Chemical, Biological and Radiological (CBR) hazards.

This project is the coordinated effort of Anadis Limited, Emergency Management Australia (EMA), the National Security Science & Technology Unit (NSSTU) within the department of the Prime Minister and Cabinet, the Defence Science and Technology Organisation (DSTO), and the Metropolitan Fire Brigade, Melbourne. Anadis is the only commercial organisation in this partnership and it is expected to yield a product with global impact.

Anadis has been working on the technology for more than a year and plans to have a first generation product on the market within two years. The company believes the product will generate significant international demand.

Anadis believes recent incidents worldwide have increased the need for such a technology. One such incident occurred in the United States in 2001, when letters containing anthrax bacteria were mailed to several news media offices and two US Senators, killing five people and causing illness among 17 others.

> ***"Anadis, a world leader in the production of specific antibodies with commercially proven production systems, has developed this program to utilise relatively low-cost, bulk specific antibodies in non-conventional applications."***

Oncology - Polyclonal Antibodies in Cancer Treatment

Several major cancer research groups at major academic medical centres have indicated their interest to co-develop with Anadis the use of polyclonal antibodies in conjunction with their own proprietary oncology treatment approaches. Anadis intends to fully explore these opportunities and expects to initiate animal and clinical studies during 2007- 2008. We anticipate that such activities will be structured with dedicated investments and grants.

More information about this important human health program is anticipated in the near future.


ANADIS

Functional Foods and Contract Manufacturing

In early June 2007 Anadis announced the signing of a heads of agreement with SPC Ardmona Operations Limited (SPCA), a fully-owned subsidiary of Coca Cola Amatil Ltd. The heads of agreement announces a research, development and commercialisation alliance between the two companies.

This heads of agreement demonstrates great confidence by SPC Ardmona, and thereby Coca Cola Amatil, in Anadis' credentials in the growing health care food market. Our scientific team will use its skills and knowledge to create natural health-focused foods for large consumer markets, a product of the 'wellness' revolution, focused on preventative health through, amongst others avenues, high quality nutritional foods.



Anadis will become an Innovation Satellite for the development and enhancement of consumer foods in the growing 'healthy food' segment. Anadis and SPCA will work together on significant projects of definitive product advancement and differentiation for SPCA.

SPCA is Australia's largest fruit processor and is firmly committed to the innovation of healthy food-based products. The companies believe this strategy will benefit both the health of Australian consumers as well as the companies involved with the manufacture and sale of these products.

Anadis will be a unique partner for SPCA, with our expertise in research and development coupled with an ability to provide relevant underlying science, intellectual property, research management and patented nutraceutical ingredients. Anadis already has patents in the nutraceutical arena and links into senior academics in the nutrition field in Victoria.

Anadis contract manufacturing continues to grow, attracting new high value clients in the expanding health food segment. Contract manufacturing has always generated income for the company to offset the burn rate associated with research and development. Anadis recently announced that revenue from this operation is expected to increase by around 85%, to over $8 million for the 2007-2008 financial year.


Anadis Limited ABN 80 063 114 045
Annual Report 30 June 2007
Financial Statements
ANADIS




Contents

This financial report covers Anadis Limited as an individual entity. The financial report is presented in the Australian currency.

Anadis Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Anadis Limited,
4 Capital Link Drive,
Campbellfield. Vic. 3061

A description of the nature of the entity's operations and its principal activities is set out in the Directors' Report on page 22.

The financial report was authorised for issue by the directors on 27 September, 2007. The Company has the power to amend and reissue the financial report.

Through the use of the Internet, we have ensured that our corporate reporting is timely, complete and available globally at minimum cost to the Company. All press releases, financial reports and other information are available at our 'Investor information' section on our website www.anadis.com.au

Anadis Limited
Company Particulars

Directors	Mr. Roman Zwolenski *Chairman* Dr Peter Jenkins Mr. Arie Nudel Professor Roy Robins-Browne
Chief Executive Officer	Dr. Zeil Rosenberg (Appointed 26/4/07)
Secretary	Mr David Woods
Notice of Annual General Meeting	The Annual General Meeting of Anadis Limited will be held in: St Michaels' Uniting Church Hall, 120 Collins Street, Melbourne time: 2:00 pm date: 13 November, 2007. A formal notice of meeting is enclosed.
Principal registered office in Australia	4 Capital Link Drive, Campbellfield. Victoria 3061 Telephone: (61) 3 9358 6388 Facsimile: (61) 3 9358 6399 www.anadis.com.au
Country of incorporation	Australia
Share register	Computershare Registry Services Pty Ltd Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 Telephone: 1300 850 505
Auditor	PricewaterhouseCoopers Freshwater Place, 2 Southbank Boulevard Southbank. Vic. 3006
Solicitors	Landers & Rogers Lawyers Level 12, 600 Bourke Street Melbourne VIC 3000
Bankers	Australia and New Zealand Banking Group Limited 222 Exhibition Street Melbourne VIC 3000
Stock Exchange Listing	Anadis Limited shares are listed on the Australian Stock Exchange

Anadis Limited
Directors' Report

Your directors present their report on Anadis Limited for the year ended 30 June 2007.

Directors
The names and details of the Directors of the Company in office during the financial year and until the date of this report are:

Roman Zwolenski
Dr Peter Jenkins
Arie Nudel
Professor Roy Robins-Browne

Conor Graham was a director from the beginning of the financial year until his resignation on 12 April, 2007.

Philip Molyneux was a director from the beginning of the financial year until his resignation on 20 July, 2007.



Principal activities
Anadis Limited is a research-driven biopharmaceutical Company focused on the use of polyclonal antibodies for the treatment and prevention of major diseases.

Anadis Limited also carries on a manufacturing operation in health foods.

Operating results and dividends
The operating loss of the Company for the year ended 30 June 2007 was $3,281,236 (2006: $3,559,931).
No dividends were paid or declared during the period.

Review of operations and results
During the year the Company continued to pursue a comprehensive research and development programme. Most significantly the company has undergone a strategic review which saw the appointment of Dr Zeil Rosenberg as CEO in the US. This strategy is refocusing the Anadis technology platform to target high value markets with significant unmet needs.

Travelan, the first product to be marketed from the research and development programme, underwent a significant cosmetic change to an internationally acceptable package in a large blue box. This improved packaging has also resulted in continuing growth in domestic sales. Significant work was undertaken to enable Travelan to be launched internationally.

EVProtec, Anadis co-developed product with The Taiwanese Development Centre for Biotechnology against Enterovirus-71, experienced delays in launch, many beyond the control of Anadis, and these issues continue to be worked through with anticipation for positive developments.



The manufacturing facility continues to generate cash flow for the Company. Sales in the contract manufacturing segment continued to improve with significant work under taken to win new clients who are customers during the 2008 financial year.

Significant changes in the state of affairs
In April, 2007 the Company sold it property in Campbellfield and entered into a lease back agreement, leasing the facility for five years with an option to extend for a further five years.

Apart from this there are no significant changes to the Company's state of affairs.

Matters subsequent to the end of the financial year

1. On 13 July, 2007 the Company issued shares to Fortrend Small Cap Investors Limited pursuant to a Standby Subscription Agreement (Note 19(g)). The Company issued 650,000 fully paid ordinary shares at 15.2 cents per share and 162,500 options with a strike price of 15.2 cents per share which expire on 12 January, 2009. Anadis received cash of $88,920 after expenses. The options were valued at $10,968.75 using a Black-Scholes option pricing model and will be credited to contributed equity.
2. In September 2007 the Company completed a capital raising from Australian and US investors netting over $700,000. The placement was issued at a price of 14c per share (representing a 6.33% discount to the 5 day VWAP ending 17th August 2007), plus one 18c option for every three shares, with a 12 month expiry. (4,739,361 fully paid shares and 1,579,787 options) The options were valued at $54,976.59 using a Black-Scholes option pricing model and will be credited to contributed equity. Members of the Anadis Board and associates participated with significant new cash investment. Issuance of shares subscribed to by directors (and related parties) of the company will be made following and subject to shareholder approval at the Company's Annual General Meeting in November (300,000 shares and 100,000 options).

There are no other significant events which have occurred since 30 June 2007.

Anadis Limited
Directors' Report



Likely developments and expected results of operations
Anadis Limited continues to be principally a research company developing human therapeutics from bovine colostrum. The development of a nutraceuticals business alongside the research programme allows the Company to exploit the research results at an earlier stage than pharmaceutical proof. In addition, the manufacturing facility is regarded as an important adjunct to the Company's research activities. It is providing an early revenue source which will partly underwrite the balance of the research programme.

Further information on likely developments in the operations of the Company and the expected results of operations have not been included in this report because the Directors believe it could be likely to result in unreasonable prejudice to the Company.

Environmental regulation
Anadis Limited complies with all State and Local Health standards for the manufacture of dairy based products and is approved as a registered food processing facility (licence number 20379) under the Australian Code of Practice for Dairy Factories, Dairy Food Safety Act (Victoria).

Anadis Limited has also obtained registration;

- As an export establishment for the production of prescribed goods within the Australian Quarantine Inspection Service (AQIS) EST No. 2576. The Company is HACCP and GMP accredited, and
- To produce veterinary products under an Australian Pesticides & Veterinary Medicines Authority (APVMA) Manufacturers Licence.

Information on directors



Roman Zwolenski BSc *Chairman - non-executive director. Age 60*

Experience and expertise
Non-executive director for 5 years and appointed Chairman on 20 July, 2007.

Roman was Managing Director/CEO of ASX listed biotech companies Agen Biomedical Ltd and AMBRI Ltd. His career includes 11 years in senior management with major healthcare corporations including Roche in Australia, the UK and Switzerland. He is a fellow of the Australian Institute of Company Directors.

Other current directorships
USCOM Ltd – Non-executive director since October 2002.



Former directorships in last 3 years
AMBRI Ltd - Non-executive director from September 2003, Managing Director October 2004 to April, 2007.



Special responsibilities
Member of the Audit & Risk Management Committee

Interests in shares and options
250,000 ordinary shares in Anadis Limited

Dr Peter Jenkins M.B.B.S., F.R.A.C.P. *Independent non-executive director. Age 61*

Experience and expertise

Non executive director of Anadis since 1994.

Dr Peter Jenkins is a consultant physician and gastroenterologist and has held or holds both clinical research positions within the Alfred Hospital and also the Baker Medical Research Institute, Melbourne. Dr. Jenkins is a Director of a number of private and public biotechnology companies. He is experienced in the issues and problems that face early stage biomedical research and development companies in Australia.

Other current directorships
Starpharma Holdings Ltd. Non-executive director (since 1996)
Aus Bio Ltd. Executive Director (since 2000)

Anadis Limited
Directors' Report

Information on directors (continued)

Dr Peter Jenkins M.B.B.S., F.R.A.C.P. *Independent non-executive director. Age 61* **(continued)**

Former directorships in last 3 years
None

Special responsibilities
Chairman of Audit & Risk Management Committee
Member of Scientific Committee

Interests in shares and options
1,892,500 ordinary shares in Anadis Limited

Arie Nudel, B.Comm, B.Sci Non-executive director. *Age 31*

Experience and expertise
Non-executive director for 2 years.

Arie is a director of Paracroft Pty. Ltd, and conducts a private consulting business. His career includes roles as a Network Engineer, Systems Analyst and Dealer for a Funds Management organization. Arie consults for Anadis Ltd as well as a number of other private companies.

Other current directorships
A director of 4 private companies including Paracroft pty ltd a major shareholder of Anadis Ltd.

Former directorships in last 3 years
None

Special responsibilities
Member of the Audit & Risk Management Committee

Interests in shares and options
46,000 ordinary shares in Anadis Limited (direct interest)
12,320,034 ordinary shares in Anadis Limited (indirect interest)
304,761 unlisted options over ordinary shares in Anadis Limited (indirect interest)

Professor Roy Robins-Browne MB, BCh, PhD, FRCPA, FRCPath, FASM. *Independent non-executive director Age 60*

Experience and expertise
Non-executive director for 9 years.

Roy is Professor of Microbiology & Immunology at University of Melbourne. He is also Head of Microbiological Research, Murdoch Children's Research Institute.

Other current directorships
None

Former directorships in last 3 years
None

Special responsibilities
Chairman of Scientific Committee

Interests in shares and options
15,000 ordinary shares in Anadis Limited

Anadis Limited
Directors' Report

Information on directors (continued)

Philip Molyneux B. Econ. FCA, *Chairman – non-executive. Age 63 (Resigned 20 July, 2007)*

Experience and expertise
Independent non-executive chairman for 9 years.

Philip is a chartered accountant and was a partner of Ernst & Young. He is a director of several listed and unlisted companies as well as not-for-profit organisations.

Other current directorships
Equity Trustees Limited –Non-executive director (since 1992) & Chairman (since 2003)
Pro Medicus Limited – Non-executive director (since 2000)

Former directorships in last 3 years
QSR Limited. Non-executive director from September 2003 to June 2004
Sundowner Motor Inns Limited. Non-executive director from July 2003 to June 2004

Special responsibilities
Chairman of the Board
Member of the Audit & Risk Management Committee

Interests in shares and options
250,000 ordinary shares in Anadis Limited

Chief Executive Officer
Dr. Zeil Rosenberg was appointed CEO on 26 April, 2007 through an extension of a consulting agreement that Anadis entered into with BioVance Medical LLC (USA) in January 2007. Dr Rosenberg is a qualified physician and a business executive with over 20 years of achievements in the global healthcare industry. His experience includes 8 years at Becton Dickinson & Co as Worldwide Business Leader and Medical Director for Immunisation. Dr. Rosenberg serves as Chairperson, Committee on Terrorism and Emergency Preparedness at the American College of Preventative Medicine and is on the faculty of Columbia University's Mailman School of Public Health.

Company Secretary.
The Company Secretary is Mr. David Woods FCPA, ACIS. Mr Woods was appointed to the position in 2000. Before joining Anadis Limited he held a similar position in another listed public company for 4 years and prior to that was employed as company secretary/chief financial officer of an unlisted public company in the petroleum exploration and production industry.

Meetings of directors
The number of Directors meetings (including meetings of committees of Directors) held during the year and the number of meetings attended by each Director were as follows:

	Full meetings of directors		Meeting of non-executive directors		Meeting of committees			
					Audit & Risk Management		Scientific	
	a	b	a	b	a	b	a	b
Philip Molyneux (Resigned 20/7/07)	11	11	4	4	4	4	**	**
Conor Graham (Resigned 12/4/07)	8	8	*	*	**	**	**	**
Dr. Peter Jenkins	11	11	4	4	4	4	12	12
Arie Nudel	11	11	4	4	4	4	**	**
Professor Roy Robins-Browne	11	10	4	3	**	**	12	12
Roman Zwolenski	11	11	4	4	3	3	**	**

a = Number of meeting held during the time the director held office or was a member of the committee during the year.
b = Number of meetings attended.
* = Not a non-executive director
** = Not a member of the relevant committee

Anadis Limited
Directors' Report

Remuneration report
The remuneration report is set out under the following main headings:



- A Principles used to determine the nature and amount of remuneration
- B Details of remuneration
- C Service agreements
- D Share-based compensation
- E Addition information

The information provided under headings A-D includes remuneration disclosures required under accounting standard AASB 124 *Related Party Disclosures*. These disclosures have been transferred from the financial report and have been audited. The disclosures in section E are additional disclosures required by the *Corporations Act 2001* and the *Corporations Regulations 2001* which have not been audited.

A. Principles used to determine the nature and amount of remuneration (audited)

Anadis is a research and development company specializing in products derived from bovine colostrum. As such, it generates cash from capital raisings. It supplements this cash from contract manufacture at its plant in Campbellfield.



Anadis is also a company listed on the Australian Stock Exchange ("ASX"). It currently incurs losses as its research expenditure exceeds the cash inflow. However, its first product, Travelan, was released to the Australian market in late 2004 and is to be released internationally in 2007.

Shareholder wealth is best measured by reference to success in research activities, and the price quoted on the ASX. Research into major potential products such as Travelan, EV 71 (for the prevention of enterovirus 71), and other general "gut health" items is progressing well. The technology platform is now targeting a number of other high value markets including influenza and GI and oral mucositis as a result of chemo and radio therapy. Anadis in collaboration with Federal Government Agencies and the Department of Defence, is developing antibodies and delivery devices for the containment, decontamination and identification of bioterrorism agents.



The Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors, the chief executive officer and the executive team. The Board assess the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from retention of a high quality Board and executive team.

The framework provides a mix of fixed and variable pay and long-term incentives.



Non-executive directors
Fees and payments to non-executive directors reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors' fees and payments are reviewed annually by the Board. The Chairman's fees are determined independently to the fees of non-executive directors based on comparative roles in the external market. Directors do receive share options when approved by shareholders.

Directors' fees
The current base remuneration was last reviewed with effect from 1 July, 2005. The Chairman's remuneration is inclusive of committee fees while additional fees are also paid to non-executive directors for their membership of Board committees. Bonuses are not paid.

Non-executive directors fees are determined within an aggregate directors' fee pool limit, which is periodically recommended for approval by shareholders. The pool, which was last varied by shareholders on 8 November, 2005, stands at $350,000 for cash remuneration.

Anadis Limited
Directors' Report

Remuneration report (continued)
A. Principles used to determine the nature and amount of remuneration (audited) **(continued)**

The following fees have been applied following approval by the Board

	From 1 July, 2006 to 30 June, 2007. $
Base fee	
Chairman	60,000
Other non-executive directors	37,500
Additional fees	
Committees – chairman	5,000
Committees - member	5,000

Retirement allowances for directors.
Non-executive directors' retirement payments are limited to compulsory employer superannuation.

Executive pay
The executive pay and reward framework has three components:
- Base pay and benefits, and
- Long term incentives which are currently limited to participation in the Anadis Limited Employee Share Option Plan (Refer Section D (ii)), and
- Other remuneration such as superannuation.

The combination of these comprises the executive's total remuneration. There are no short term incentive arrangements. Bonuses are at the discretion of the Board. No bonuses were paid in the current or prior year.

Base pay
Executives are given the opportunity to receive the base emolument in a variety of forms including cash and benefits. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Company. The base pay is set to reflect the market for a comparable role and is reviewed annually to ensure the executive's pay is competitive with the market.

There are no guaranteed base pay increases included in any senior executives' contracts.



Benefits
Executives receive benefits including motor vehicle allowances and expense payment plans.

Retirement benefits

Retirement benefits are delivered by payments to an executive's approved superannuation fund.



Employee Share Plan

Information on the Anadis Employee Share Plan is set out on page 30

Anadis Employee Option Plan

Information on the Anadis Option Plan is set out on page 31

B. Details of remuneration (audited)

Amounts of remuneration
Details of the remuneration of the directors and the key management personnel (as defined in AASB 124 *Related Party Disclosures)* of the Company are set out in the following table.

The key management personnel of the Company includes the directors as per pages 23 to 25 above and the following executive officers who have authority and responsibility for planning, directing and controlling the activities of the Company, are also the highest paid executives of the Company.

Dr. Z Rosenberg – Chief executive Officer
F Mears – Operations Manager
Dr. G Rawlin – General Manager R&D
S Skorobogaty – General Manager Business Development

Anadis Limited
Directors' Report

Remuneration report (continued)
***B. Details of remuneration (audited)* (continued)**

Key management personnel

2007	Short-term employee benefits		Post-employment benefits	Long-term benefits	
Name	Cash salary and fees $	Non-monetary benefits $	Super-annuation $	Long service leave $	Total $
Non-executive directors					
Philip Molyneux (Resigned 20/7/07)	65,000	-	5,850	-	70,850
Dr. Peter Jenkins	42,500	-	3,825	-	46,325
Arie Nudel	42,500	-	3,825	-	46,325
Prof Roy Robins-Browne	42,500	-	3,825	-	46,325
Roman Zwolenski (Chairman)	21,250	-	(1) 55,075	-	76,325
Sub-total non-executive directors	213,750	-	72,400	-	286,150
Executive director/CEO					
Conor Graham (Resigned 12/4/07)	206,277		(2) 448,419	-	654,696
Other key management personnel					
Zeil Rosenberg (*CEO* –Appt 26/4/07) *	-	-	-	-	-
Fred Mears *(Operations Mgr)*	123,760	998	47,490	4,833	177,081
Dr. Grant Rawlin *(GM R&D)*	206,422	998	18,578	4,982	230,980
Steven Skorobogaty *(Business Development Mgr))*	206,422	998	18,578	5,671	231,669
Totals	956,631	2,994	605,465	15,486	1,580,576

Zeil Rosenberg was remunerated through payments totaling $97,350 paid to BioVance Medical LLC for consulting services including for CEO services

(1) This amount includes a payment for part time Executive Director duties for three months following the resignation of the Managing Director.
(2) This amount includes an eligible termination payment of $373,447 paid to Mr. Graham's superannuation fund following his resignation.

There were no cash bonuses paid during the year ended 30 June, 2007

Anadis Limited
Directors' Report

Remuneration report (continued)
B. Details of remuneration (audited) **(continued)**

2006	Short-term employee benefits		Post employment benefits	Long-term benefits	
Name	Cash salary and fees $	Non-monetary benefits $	Super-annuation $	Long service leave $	Total $
Non-executive directors					
Philip Molyneux (*Chairman)*	65,000	-	5,850	-	70,850
Dr. Peter Jenkins	42,500	-	3,825	-	46,325
Arie Nudel (appointed 12 July, 2005)	41,455	1,139	3,731	-	46,325
Prof Roy Robins-Browne	42,500	-	3,825	-	46,325
Roman Zwolenski	42,500	-	3,825	-	46,325
Sub-total non-executive directors	233,955	1,139	21,056	-	256,150
Executive director/CEO					
Conor Graham	272,644	2,608	99,748	16,978	391,978
Other key management personnel					
Fred Mears *(Operations Mgr)*	125,189	-	34,811	5,096	165,096
Dr. Grant Rawlin *(GM R&D)*	193,993	-	31,006	7,828	232,827
Steven Skorobogaty *(GM Commercial)*	206,422	-	18,578	10,922	235,922
Totals	1,032,203	3,747	205,199	40,824	1,281,973

There were no cash bonuses paid during the year ended 30 June, 2006.

Proportion of remuneration that was fixed verses linked to performance

For the current and prior year all elements of remuneration were fixed.

Anadis Limited
Directors' Report

Remuneration report (continued)



C. Service agreements (audited)

Remuneration and other terms of employment for the Managing Director, and key management personnel are formalised in service agreements. Each of these agreements provide for the provision of a total package which can be taken in any form agreed by the Company and participation, when eligible, in the Anadis Executive Share Option Plan No. 1 (for directors) or the Anadis Limited Employee Share Option Plan (for executives). Other major provisions of the agreements relating to remuneration are set out below.

C Graham, Managing Director & Chief Executive Officer (Resigned 12 April, 2007.)

- Term of agreement – 3 years commencing 1 July, 2005.
- Base salary, inclusive of superannuation, for the year ending 30 June, 2007 of $375,000, to be reviewed annually by the Board.
- In the first three years there is no provision to terminate the agreement other than for breach of the agreement.



Dr. Zeil Rosenberg, Chief Executive Officer (via consulting agreement through BioVance Medical LLC.)

- Term of agreement – commenced 26 April, 2007 and operating on a month to month basis with a one year contract under negotiation. A monthly retainer of US$17,500 is paid to Biovance Medical LLC for CEO and other consulting services provided to Anadis. Increasing the BioVance retainer is under review in consideration of additional consulting services.

Dr. G Rawlin, General Manager – Research & Development

- Term of agreement – 3 years commencing 1 January, 2005.
- Base salary, inclusive of superannuation, for the year ending 31 December, 2007 of $225,000, to be reviewed annually by the Board.
- In the first three years there is no provision to terminate the agreement other than for breach of the agreement.

F Mears, Operations Manager

- Term of agreement – 2 years commencing 1 October, 2006
- Base salary, inclusive of superannuation, for the year ending 1 October, 2007 of $175,000, to be reviewed annually by the Board
- In the first two years there is no provision to terminate the agreement other than for breach of the agreement.



S Skorobogaty, General Manager Commercial

- Term of agreement – 3 years commencing 1 January, 2005.
- Base salary, inclusive of superannuation, for the year ending 31 December, 2007 of $225,000, to be reviewed annually by the Board.
- In the first three years there is no provision to terminate the agreement other than for breach of the agreement.



D. Share-based compensation – (audited).

(i) **Shares.**

A Plan under which shares may be issued by the Company to employees for no cash consideration was approved by the Board on 12 December, 2006. All permanent employees (excluding executive directors) who have been continuously employed by the Company for a period of at least one year are eligible to participate in the Plan. Employees may elect not to participate in the Plan.

Under the Plan, eligible employees may be granted up to $1,000 worth of fully paid ordinary shares in Anadis Limited annually for no cash consideration. The market value of the shares issued under the scheme, measured as the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the week leading up to and including the date of grant, is recognised as part of employee benefit costs in the period the shares are granted.

Offers under the Plan are at the discretion of the Company. Shares issued under the scheme may not be sold until the earlier of three years after issue or cessation of employment with the Company. In all other respects the shares rank equally with other fully-paid ordinary shares on issue.

The number of shares issued to participants in the Plan is the offer amount divided by the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the week up to and including the date of grant.

Anadis Limited
Directors' Report

Remuneration report (continued)
***D. Share-based compensation – (audited).* (continued)**

On 17 January, 2007 the Board issued an offer of shares in the Company to the value of $998 to all staff (including key management personnel but not executive directors). This offer, which was issued pursuant to section 139CE of the Income Tax Act and did not require the staff to pay for the shares, was accepted by all eligible staff. As a result on 13 February, 2007 3,750 shares were issued to each accepting staff member at a deemed price of 26.6cents.

(ii) **Options.**
Options are granted to directors under the Anadis Executive Share Option Plan No. 1 or No. 2, which were approved by shareholders prior to listing in 1999. Options are granted to staff, at the discretion of the Board, under the Anadis Limited Employee Share Option Plan which was approved by directors on 14 May, 2002.

Options are granted under the Plans for no consideration. Options can be granted for up to a five year period with a vesting date set by the Board.

Options granted under the Plans carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share in Anadis Limited.

All options are issued with an exercise price set considerably in excess of the market price at the time of grant.

There are no grants of options affecting remuneration in the previous, current or future reporting periods.

Share options granted to directors and other key management personnel
There were no options issued to directors or executives during the year, in the previous year or since the end of the financial year.

Details of ordinary shares in the Company provided as a result of the exercise of the remuneration options to key management personnel are set out below.

No options were issued to, vested or exercised by directors or key management staff. (2006- no options were issued to, or vested by directors or key management staff. 250,000 options at $0.35 were exercised by a director (Roman Zwolenski) for a value of $27,500)

E Additional information -unaudited
Principles used to determine the nature and amount of remuneration: relationship between remuneration and Company performance
The full Board will exercise these responsibilities and set the policies for remuneration of key management personnel so as to comply with the Corporation Act, accounting standards and the ASX Listing Rules. Remuneration for key management personnel is determined by reference to market rates to attract qualified individuals essential for the delivery of Anadis' strategy.

Due to the nature of the business the incentive programs are largely based on the achievement of value creating outcomes that could be reasonably expected to enhance shareholder value.

From time to time employees are offered Options under plans previously agreed by shareholders. In a company at this stage of its development, the only meaningful performance target is the share price and the exercise price for such options are set well in advance of where the shares are trading at the time of issue and, for executives, usually have a two year vesting period.

Loans to directors and executives.
There are no loans to any director or executives, including their personally related entities (2006 - nil).

Anadis Limited
Directors' Report

Shares under options

As at the date of this report, there were 2,242,287 unissued shares under option as follows:

Date options granted	Number under option	Issue Price of Shares	Expiry date
14/12/04	50,000	$0.76	1 November, 2007
14/12/04	50,000	$0.85	1 November, 2007
2/9/04	200,000	$0.62	16 August, 2008
22/6/05	50,000	$0.56	1 March, 2008
22/6/05	50,000	$0.63	1 March, 2008
8/11/05	50,000	$0.53	1 July, 2008
8/11/05	50,000	$0.60	1 July, 2008
13/7/07	162,500	$0.152	12 January, 2009
24/9/07	1,579,787	$0.18	22 August, 2008
	2,242,287		

The vesting date for the options expiring 16 August, 2008 was 16 August, 2006. All other options can be exercised at any time.

No option holder has any right under the options to participate in any other share issue of the Company.

During the year and to the date of this Report:

- 50,000 options with an exercise price of $0.34 per share lapsed.
- 50,000 options with an exercise price of $0.38 per share lapsed.
- 850,000 options with an exercise price of $0.55 per share lapsed
- 750,000 options with an exercise price of $0.55 per share lapsed
- 50,000 options with an exercise price of $0.41 per share lapsed.
- 50,000 options with an exercise price of $0.46 per share lapsed
- 862,069 options with an exercise price of $0.38 per share lapsed.
- 50,000 options with an exercise price of $0.62 per share lapsed.
- 162,500 options with an exercise price of $0.152 per share were granted
- 1,579,787 options with an exercise price of $0.18 per share were granted

Anadis Limited
Directors' Report

Insurance of officers
During the financial year, the Company has to insure directors and officers of the Company. The premium paid is commercially sensitive and so is not disclosed.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of the Company and any other payments arising from liabilities incurred by the officers in connection with such proceedings, other than where such liabilities arise out of conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

Non-audit services
There were no non-audit services provided during the financial year.

Auditors' Independence Declaration
A copy of the Auditors' independence declaration, as required under section 307C of the Corporations Act 2001, is set out on page 34

Signed in accordance with a resolution of the Directors

R. Zwolenski
Director

P. Jenkins
Director

Melbourne
27 September, 2007.

PRICEWATERHOUSECOOPERS



PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website:www.pwc.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999
www.pwc.com/au

Auditor's Independence Declaration

As lead auditor for the audit of Anadis Limited for the year ended 30 June 2007, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Anadis Limited.

Anton Linschoten
Partner
PricewaterhouseCoopers

Melbourne
27 September 2007


For personal use only

Anadis Limited
Corporate Governance Statement

Corporate Governance

The Board of Anadis Limited is accountable to the shareholders and other stakeholders for the performance of the Company. To this end, the Board is committed to maintaining the highest ethical standards and best practice in the area of corporate governance to ensure that the Company's business is conducted in the best interests of all concerned.

The Company has prepared and implemented practices that address all the Principles set out by the ASX Corporate Governance Council. These practices will be reviewed regularly to ensure their relevance and application to the Company's responsibilities and activities.

By adopting these Principles, the Board seeks to create value and provide accountability commensurate with the risks involved.

ASX Principle 1: Lay solid foundations for management and oversight.

Role of the Board.

The primary role of the Board is to provide effective governance over the Company's affairs to ensure the interests of the shareholders are protected and the confidence of the investing market is maintained whilst having regard for the interests of all the stakeholders.

This role is exercised by the Board, as whole, and each director exercising diligent attention to the affairs of the Company. In particular the Board is responsible for:

1. Setting the Company's values and standards of conduct and ensuring that these are adhered to,
2. Providing strategic direction and approving corporate strategic initiatives,
3. Oversight of the Company, including its control and accountability systems,
4. Appointing and removing the chief executive officer,
5. Reviewing and ratifying systems of risk management and internal compliance and controls, codes of conduct and legal compliance,
6. Monitoring senior management performance and ensuring appropriate resources are available,
7. Approving and monitoring the progress of major capital expenditure, capital management and acquisitions and divestitures, and
8. Approving and monitoring financial and other reporting to shareholders and regulatory authorities.

To ensure that all new Board members understand what is expected of them, in addition to their obligations under the Corporation Law, the Company provides them with a letter setting out the key terms and conditions relating to their appointment.

Role of Management.

Through the chief executive officer, management is responsible to the Board for the;

1. Development and implementation of agreed corporate strategy and performance objectives,
2. Undertaking the day to day activities of the Company,
3. Identifying all matters to be included in a risk profile of the Company and ensuring that effective risk management systems are implemented and adhered to,
4. Observing the code of conduct, and
5. Ensuring that the Board is fully informed of all matters which may have a material impact on the ability of the Company to meet its obligations.

Anadis Limited
Corporate Governance Statement

ASX Principle 2: Structure the Board to add value.


For personal use only



Board Composition.
The Board determines its size and composition, subject to the limits imposed by the Company's Constitution, which requires a minimum of three and a maximum of ten. Currently there are four (4) directors.

The Company will at all times bear in mind the need to have a majority of independent directors. An independent director is independent of management and free of any business or other relationship that could materially interfere with the exercise of their unfettered and independent judgment.

Notwithstanding this, the Board recognises that in a small, specialised industry such as biotechnology, it is very desirable that board members have some industry background and therefore may not be completely independent.

Currently all non-executive directors, including the Chairman, are considered to be independent except Mr. Nudel.

In particular, the Board has considered the independence of Professor Roy Robins-Browne.

Much of the Company's research work is done at the University of Melbourne in departments managed by Professor Robins-Browne. The work was initially won on a competitive basis and no personal benefit is earned by Professor Robins-Browne as a consequence of this work. In fact, the Company believes it benefits from the oversight of research consequent upon Professor Robins-Browne's supervision.

Mr. Nudel is not considered to be independent as he is a director of Paracroft Pty. Ltd, a member of the Anadis Group who is a substantial shareholder.

The current Board members are:

Director	Independent	Non-executive	Board roles
Roman Zwolenski Appointed: 24/9/02 Re-elected: 2005	YES	YES	Board Chairman Audit & Risk Committee
Dr. Peter J. Jenkins Appointed: 17/1/94 Re-elected: 2005	YES	YES	Chair Audit & Risk Committee Science Committee
Arie L. Nudel Appointed 12/7/2005 Elected 2005	NO	YES	Audit & Risk Committee
Prof Roy Robins-Browne Appointed: 2/2/98 Re-elected: 2006	YES	YES	Chair Science Committee

The skills, experience and expertise of each director is set in the Directors Report in the annual report.

The Board collectively and each director individually may take, at the expense of the Company, such independent professional advice as is considered necessary to fulfil their relevant duties and responsibilities.

Board Committees
The Board has established two committees, Audit & Risk Management and Science, to assist in the execution of its duties and to allow detailed consideration of complex issues.

The Company does not have a separate nomination committee or a remuneration committee as these tasks are carried out by the full Board. The Board believes that, at this stage of the Company's development, these functions are best handled by the full Board. The Board will establish other committees, either permanent or ad hoc, as required by the Company's future development. In addition and for the reasons mentioned, the Board does not currently have a formal policy on selecting new directors.

Audit & Risk Management Committee.

The Committee is dedicated to independently:

1 Verifying and safeguarding the integrity of the company's reporting,
2 Identifying, assessing and monitoring management applications of risk minimisation procedures, and
3 Informing the Board of material changes to the Company's risk profile.

Anadis Limited
Corporate Governance Statement
ASX Principle 2: Structure the Board to add value. (continued)

The Board has given the Committee all the necessary powers to carry out the above.

Science Committee.

The primary objective of the Committee is to provide technical support to management in the conduct of the Company's research programs and to critically review the research findings.

This is achieved by undertaking regular meetings with management and providing access to a wide range of scientific knowledge including a number of technical advisors retained by the Company.

ASX Principle 3: Promote ethical and responsible decision- making.

The Company has adopted the Australian National Health and Medical Research Council guidelines on ethical research practices.

Code of Conduct.

Anadis is guided in all its activities by respect for all its stakeholders including employees, shareholders, contractors, customers and suppliers.

The Board has articulated the Company's requirements for standards of conduct, from directors and senior management, based on the following principles;

1. Directors are subject to re-election every three years,
2. The Chairman must be independent,
3. Conflict of interest must be avoided wherever possible. If, for any reason, a potential conflict arises, the director/employee must declare the conflict and absent themselves from all discussions and decisions on the relevant matter.
4. Employees and directors must respect the confidentiality of the Company's assets, including intellectual property, both during and after employment,
5. The Company will comply with all relevant legislation and regulation,
6. The Company will deal fairly with all its stakeholders, and
7. The Company will promote a culture of ethical behaviour, encouraging openness amongst employees, directors and contractors.

Trading in Company Securities.

The Company's policy is that there be no dealings in the Company's securities, whether in permitted periods or at any other time:

1. When a designated officer is in possession of inside information, or
2. Where the dealing is for short-term or speculative gain, or
3. Within a period that is 72 hours prior to and 48 hours after any announcement.

Apart from these restrictions a designated officer can, unless there are special circumstances, only deal in the Company's securities in the following periods:

- Within the period commencing 48 hours after the announcement of the half year and full year financial results respectively and ending 1 month after each of those announcements.
- Within the period commencing 48 hours after the dispatch of the annual report made to shareholders through to one month after the annual general meeting.

Each director has entered into an agreement with the Company to provide information to allow the Company to notify the ASX of any share transaction within five business days.

Anadis Limited
Corporate Governance Statement

ASX Principle 4: Safeguard integrity in financial reporting.

In addition to the financial review functions of the Audit & Risk Management Committee referred to above, the Board regularly reviews the monthly financial reports. It also requires the Chief Executive Offer and the Chief Financial Officer or other appropriate persons responsible for the management of the Company and financial matters to provide written assurances in respect to the accuracy and compliance of the annual and half yearly published financial statements.

The Audit & Risk Management Committee has its own Charter, four non-executive members (three of whom are independent). It is chaired by an independent member who is not the chairman of the Board. Details of the number of meetings are set out in the Directors Report in the annual report.

The auditor provides a certificate to the Company confirming their independence. Rotation of the auditor has proceeded as required by Law or Regulation. The Company currently has no intention of replacing the existing auditors, however should this arise it will made a selection following a competitive process. Non audit work is arranged based on cost and the needs of the Company.



ASX Principle 5: Making timely and balanced disclosure.

As a company whose shares are traded on the Australian Stock Exchange (ASX), Anadis is very conscious that it has an obligation to ensure that the market is both fully and accurately informed about material matters by timely and balanced disclosure.

The information disclosed will be factual and presented in a clear and balanced way. The Company has prepared and issued to all senior staff a written policy document on this matter and requires strict adherence to this policy. Continuous disclosure is a standard agenda item at all Board meetings.

ASX Principle 6: Respect the rights of shareholders.

The Company is committed to respecting the rights of shareholders and facilitating the effective exercise of those rights.

This is achieved by;

1. Effective and regular communications including a regular newsletter and modern up to date website.
2. Providing access to timely, balanced and understandable information about the Company and its current and future direction, and
3. Facilitating easy participation at general meetings.



The Company's external auditor attends each general meeting and is available to answer any questions with regard to the conduct of the audit and their report.

ASX Principle 7: Recognise and managing risk.

In addition to the risk review functions of the Audit & Risk Management Committee referred to above, the Board receives regular written reports from the Science Committee and the Chief Executive Officer covering all matters within their respective portfolios.

As part of its Charter, the Audit & Risk Management Committee has prepared an annual checklist of risk management and internal control matters which it systematically reviews with senior staff including external consultants. In the absence of an Australian based CEO, the Board has received written statements from key management personnel that the control systems are operating efficiently and effectively in all material respects.

In addition to the usual business risks, the particular risks associated with the Company's activities are:

1. long lead times and high costs associated with biotech R&D ,
2. the low success rate of biotech research in Australia,
3. stringent health regulations which are subject to regular change,
4. the high level of funding required over a long period of time, and
5. securing intellectual property.


For personal use only

Anadis Limited
Corporate Governance Statement

ASX Principle 8: Encourage enhanced performance.

To ensure that the directors and key executives are equipped to develop the Company, the directors are committed to fairly review and actively encourage enhanced board and management effectiveness.

This will be achieved by informing, training, and evaluating individual and collective performance regularly and fairly.

Qualitative indicators are established for board members (including their roles on committees) and key executives and their performance will be regularly reviewed against these indicators. This is an ongoing process achieved through the completion of questionnaires and peer assessment.

ASX Principle 9: Remunerate fairly and responsibly.

The Board notes the Corporate Governance Council recognises that, for small companies, the efficiencies expected to flow from a formal committee structure may not be apparent. The Board agrees with this view.

The full Board will exercise these responsibilities and set the policies for remuneration of directors and senior managers so as to comply with the Corporation Act, accounting standards and the ASX Listing Rules. Remuneration for executive directors and staff is determined by reference to market rates. From time to time employees are offered Options under plans previously agreed by shareholders. In a company at this stage of its development, the only meaningful performance target is the share price and the exercise price for such options are set well in advance of where the shares are trading at the time of issue and, for executives, usually have a two year vesting period.

As the number of options on issue at anyone time is low and the price and exercise periods differ, the Board considers that the exercise of such options will have little or no effect on the Company's share price or Earnings Per Share.

In setting remuneration for non-executive directors, the Board will use the following principles;

1. Non-executive directors shall be paid fees and superannuation plus supplements for committee work within the aggregate amount set by shareholders in general meeting (last set in 2005 at $350,000 for cash remuneration),
2. Non-executive directors participate in options arrangements subject to shareholder approval. The Board does not accept that options should not be given to non-executive directors as it believes (and shareholders have previously agreed) that in an R&D company their particular expertise is vital to the team effort and therefore options are a valid incentive,
3. Non-executive directors retirement payments are limited to compulsory employer superannuation, and
4. Bonuses will not be paid to non-executive directors.

Details of remuneration paid to directors and senior staff is set out in the Directors Report in the annual report.

ASX Principle 10: Recognise the legitimate interests of stakeholders.

The Board is committed to delivering maximum share value to the shareholders while maintaining high standards of customer service and employment. In addition, the Company aims to achieve full compliance with relevant legislation and contribute to the wider community and therefore all stakeholders.

This will be achieved by the application of the principles set out in this Corporate Governance Statement.

Anadis Limited
Income Statements
For the year ended 30 June 2007

	Notes	2007	2006
		$	$
Revenue from continuing operations	5	4,292,258	4,108,587
Other income	6	912,512	704,834
Change in inventories of finished goods & work in progress		82,025	120,655
Raw materials & consumables used		(3,830,426)	(2,697,826)
Employee benefits expense		(2,699,109)	(2,270,001)
Depreciation		(156,710)	(174,187)
Impairment charge	15	-	(293,119)
Research and development – external		(699,500)	(762,660)
Grant applications costs		(313)	(50,475)
Factory overheads		(223,487)	(205,269)
Directors' fees		(256,150)	(256,150)
Travel expenses		(59,351)	(122,863)
Product marketing - external		(151,072)	(939,601)
Export development		(58,829)	(49,048)
Consultants costs		(173,435)	(178,353)
Shareholder relations		(140,793)	(138,838)
Corporate and administrative expenses		(401,380)	(355,617)
Loss before income tax	7	(3,563,760)	(3,559,931)
Income tax benefit	8	282,524	-
Loss attributable to members of Anadis Limited		(3,281,236)	(3,559,931)
Loss from continuing operations		(3,281,236)	(3,559,931)
Net loss for the year		(3,281,236)	(3,559,931)
		Cents	**Cents**
Loss per share for loss from continuing operations attributable to the ordinary equity holders of the company			
Basic earnings (loss) per share	26	(3.34)	(3.84)
Diluted earnings (loss) per share	26	(3.34)	(3.84)

The above Income Statement should be read in conjunction with the accompanying Notes

Anadis Limited
Balance Sheets
As at 30 June 2007

	Notes	2007	2006
		$	$
ASSETS			
Current Assets			
Cash & cash equivalents	9	672,643	1,434,265
Trade & other receivables	10	1,011,406	815,670
Held to maturity investments	11	-	1,100,000
Inventories	12	824,047	1,589,705
Other assets	13	145,423	58,805
Total Current assets		2,653,519	4,998,445
Non-Current Assets			
Property, plant and equipment	14	642,459	1,626,806
Intangible assets	15	-	-
Total Non-Current Assets		642,459	1,626,806
TOTAL ASSETS		3,295,978	6,625,251
LIABILITIES			
Current Liabilities			
Trade & other payable	16	882,339	1,181,920
Provisions	17	24,325	53,239
Other	18	405,042	151,325
Total Current Liabilities		1,311,706	1,386,484
Non-Current Liabilities			
Provisions	17	63,799	60,120
Total Non-Current Liabilities		63,799	60,120
TOTAL LIABILITIES		1,375,505	1,446,604
NET ASSETS		1,920,473	5,178,647
EQUITY			
Contributed equity	19	18,750,743	18,729,796
Reserves	20	80,320	78,205
Accumulated losses	20	(16,910,590)	(13,629,354)
TOTAL EQUITY		1,920,473	5,178,647

The above Balance Sheet should be read in conjunction with the accompanying Notes

Anadis Limited
Statements of Changes in Equity
For the year ended 30 June 2007

	Notes	2007 $	2006 $
Total equity at the beginning of the financial year		5,178,647	6,958,398
Net income recognised directly in equity			
Profit/(Loss) for the financial year		(3,281,236)	(3,559,931)
Total recognised income and expense for the year		(3,281,236)	(3,559,931)
Transactions with equity holders in their capacity as equity holders:			
Contributions of equity, net of transaction costs	19	20,947	1,745,235
Share options	20	2,115	34,945
		23,062	1,780,180
Total equity at the end of the financial year		1,920,473	5,178,647

The above Statements of Changes in Equity should be read in conjunction with the accompanying Notes

Anadis Limited
Cash Flow Statements
For the year ended 30 June 2007

	Note	2007 Inflow / (Outflow) $	2006 Inflow / (Outflow) $
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers (inclusive of goods and services tax)		4,577,719	4,517,234
Payments to suppliers and employees (inclusive of goods and services tax)		(8,691,446)	(8,257,036)
		(4,113,727)	(3,739,802)
Interest received		63,735	143,905
Grants received		772,813	789,371
R&D tax rebate		282,524	-
Net Cash (outflow) from Operating Activities	25	(2,994,655)	(2,806,526)
CASH FLOWS FROM INVESTING ACTIVITIES			
Payment for plant and equipment		(17,967)	(62,321)
Sale of property		1,176,000	-
Proceeds from maturing debentures		1,100,000	2,379,217
Security bond		(25,000)	-
Net Cash inflow from Investing Activities		2,233,033	2,316,896
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares & other equities		-	1,824,001
Share placement cost		-	(78,766)
Net Cash inflow from Financing Activities		-	1,745,235
Net increase/(decrease) in cash and cash equivalents		(761,622)	1,255,605
Cash and cash equivalents at beginning of financial year		1,434,265	178,660
Cash and cash equivalents at end of financial year	9	672,643	1,434,265

The above Cash Flow Statement should be read in conjunction with the accompanying Notes.



Note 1. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

This general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001.*

Compliance with IFRSs
Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial statements and notes of the Company comply with International Financial Reporting Standards (IFRS).



Early adoption of standards
The Company has elected to apply the following pronouncement to the annual reporting period beginning 1 July, 2006:

- Revised AASB 101 *Presentation of Financial Standards* (issued October, 2006)

This includes applying the pronouncement to the comparatives in accordance with AASB 108 *Accounting Policies, Changes in Accounting Estimates and Errors.* No adjustments to any of the financial statements were required for the above pronouncement, but certain disclosures are no longer required and have therefore been omitted.

Historical cost convention
These financial statements have been prepared under the historical cost convention.

Critical accounting estimates
The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.



Going concern
At 30 June 2007 and 2006, the Company's cash and investments were approximately $672k and $2.5 million, respectively, and for the year ended 30 June 2007 and 2006, the Company experienced operating losses of $3.2 million and $3.6 million, and operating net cash outflows of $3 million and $2.8 million, respectively. These outflows arose from expenses associated with research and development programs, commercialisation initiatives and $800k from a non cash item as a result of inventory provisions. As a result of the continuing losses and cash outflows from operations the Directors have assessed the Company's ability to continue as a going concern and to pay its debts as and when they fall due.

The Company's ability to fund its operations is dependent upon obtaining income from the commercialisation of its research and development projects, supplemented by functional food contract manufacturing and grant incomes, and from the raising of additional capital through new sources of financing. Ultimately, the Company's continuation as a going concern is dependent upon achieving profitable operations through the successful commercialisation of its products and technology.

As a result of the difficulty in predicting the timing and quantum of income from the commercialization of its products and technology, including Travelan and EVProtec, there is significant uncertainty whether the Company will be able to continue as a going concern and realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

However, the directors are confident that the Company's planned initiatives will be successfully achieved during the next 12 months providing access to adequate financial resources. Specifically, increased income flows from the manufacturing segment are expected, resulting from a new business relationship entered into in August 2007. Furthermore, the company has a history of successful capital raising and has recently completed a capital raising of over $700k (refer Note 24 Subsequent Events). The directors are confident of the company's ability to raise further capital if the need arises. The

Anadis Limited
Notes to the Financial Statements
30 June 2007




Note 1. Summary of significant accounting policies (continued)

(a) Basis of preparation (continued)

Company has also established an Equity line of Credit (Standby Subscription Arrangement, refer Note 19 Contributed Equity and Note 24 Subsequent Events) of $5 million, whereby the company has the ability to draw down cash through the issue of equity. The amount of any drawdown is restricted by the Company's share trading volumes and share price (refer Note 19 Contributed equity).

Accordingly, the Directors have prepared the financials on a going concern basis. As such, the financial statements do not include any adjustments as to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the entity not continue as a going concern.

(b) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.



(c) Foreign currency translation

(i) Functional and presentation currency
Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The financial statements are presented in Australian dollars, which is the Company's functional and presentation currency.

(ii) Transactions and balances
Transactions in foreign currencies are translated into the functional currency using the rates of exchange ruling at the date of each transaction. At balance date, amounts outstanding in foreign currencies are translated into the functional currency using the rate of exchange ruling at the end of the financial year. All gains and losses are brought to account in determining the profit or loss for the year.



(d) Revenue recognition



Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and tax paid.

The Company recognises revenue when the amount of the revenue can be reliably measured, it is probable that the future economic benefits will flow to the entity and specific criteria have been met for each of the activities as described below. The amount of the revenue is not considered to be reliably measured until all contingencies relating to the sale have been resolved.

The following specific revenue criteria must be met before revenue is recognised:

(i) Sale of Goods – Significant risks and rewards of ownership of goods has passed to the buyer.

(ii) Interest – Interest revenue is recognised using the effective interest rate method.

(e) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions.

Government grants relating to costs are deferred or accrued such that they are recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Anadis Limited
Notes to the Financial Statements
30 June 2007

Note 1. Summary of significant accounting policies (continued)

(f) Income tax

The income tax expense or revenue for the period is the tax payable or tax rebate receivable on the current period's taxable income adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax base of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred income tax is provided in full, using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax is realized or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax assets band liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

(g) Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(h) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts.

(i) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method, less provision for impairment. Trade receivables are due for settlement no more than 30 days from the date of recognition.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy of financial reorganisation and default or delinquency in payment (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short term receivables are not discounted if the effect of discounting is immaterial. The amount of the provision is recognised in the income statement.

Note 1. Summary of significant accounting policies (continued)

(j) Inventories

Raw materials, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overheads expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on basis of weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(k) Property, plant and equipment

Plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation on other assets is calculated using the straight line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives, as follows:

- Building Improvements	10-40 years
- Plant & Equipment	3-15 years
- Computers	2-4 years
- Furniture and fittings	5-15 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, annually.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 1(g)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When revalued assets are sold, it is the Company's policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

(l) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the net identifiable assets of the acquired business at the date of acquisition. Goodwill is not amortised. Instead, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense when it is incurred.

Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products or services before the start of commercial production or use, is capitalised if it is probable that the product or service is technically and commercially feasible, will generate probable economic benefits and adequate resources are available to complete development. Other development expenditure is recognised in the income statement as an expense as incurred.

(m) Trade and other payables

These amounts represent liabilities for goods and services provided to the entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

Anadis Limited
Notes to the Financial Statements
30 June 2007

Note 1. Summary of significant accounting policies (continued)

(n) Employee benefits

(i) Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

(ii) Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity that match, as closely as possible, the estimate future cash flows.

(iii) Retirement benefit obligations
All employees of the Company are entitled to benefits on retirement from their own individual private superannuation plans.

(iv) Share-based payments
Share-based compensation benefits are provided to employees via the Anadis Executive Share Plan No 1 or No. 2.

The fair value of options granted under the Anadis Executive Share Plan No 1 or No. 2 are recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate. The impact of the revision to original estimates, if any, is recognised in the income statement with a corresponding adjustment to equity.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

(v) Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Company recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(o) Investments and other financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments that are not fixed maturities that the Company's management has the positive intention and ability to hold to maturity.

(p) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Anadis Limited
Notes to the Financial Statements
30 June 2007

Note 1. Summary of significant accounting policies (continued)

(q) Earnings per share

(i) Basic earnings per share
Basic earnings per share is calculated by dividing the profit or loss attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the full year, adjusted for bonus elements in ordinary shares issued during the full year.

(ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(r) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

(s) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST recoverable or payable. The net amount of GST recoverable from, or payable to, the taxation authorities is included with other receivable or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flow arising from investing or financing activities which are recoverable for, or payable to, the taxation authorities are presented as operating cash flow.

(t) Leases

Leases in which a significant portion of the risk and reward of ownership are not transferred to the Company as lessee are classified as operating leases (note 23). Payments made under operating leases (net of any incentives received from the lessor) are charge to the income statement on a straight-line basis over the period the lease.

(u) New accounting standards and UIG interpretations

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 30 June, 2007 reporting periods. The Company's assessment of the impact of these standards and interpretations are is set out below.

AASB 7 Financial Instruments: Disclosures and AASB 2005 10 Amendments to Australian Accounting standards (AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 8, AASB 123 (revised), AASB 2007-4, AASB 1023 & AASB 1038) AASB 7 and AASB 2005 10 are applicable to annual reporting periods beginning on or after 1 January 2007. The company has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Company's financial instruments.

AASB-1 10 Interim Financial Reporting & Impairment
AASB-1 10 is application to reporting periods commencing on or after 1 November 2006. The Company has not recognised an impairment loss in relation to goodwill. Investments in equity instruments or financial assets carried at cost in an interim reporting period but subsequently reversed the impairment loss in the annual report. Application of the interpretation will therefore have no impact on the Company's financial statements.





Note 2. Financial risk management

The Company's activities expose it to a variety of financial risks; market risk (including currency risk and fair value interest rate risk), credit risk, liquidity risk and cash flow interest rate risk. The Company's overall risk management program focuses on the financial markets and seeks to minimise potential adverse effects on the Company's financial performance.

Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates financial risk. The Board provides written principles for overall risk management.

Major risks and the mitigation processes are outlined below.



(a) **Market risk**

(i) Foreign exchange risk.
Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are determined in a currency that is not the Company's functional currency.

The Company operates internationally and is exposed to foreign exchange risk arising from currency exposure. Management will monitor the level of foreign exchange risk and employ hedging strategies if appropriate.

(ii) Fair value interest rate risk.
Refer to (d) below.

(b) Credit risk

At the year end Aussie Bodies Pty. Ltd. represented 50.8% of total accounts receivables. The Company has procedures in place to monitor the level and ageing of receivables to ensure that sales of products and services are made to customers with an appropriate credit history. The Company has a policy that limits the amount of credit exposure to any one financial institution.

(c) Liquidity risk.

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities. The Company monitors foreseeable cash flows to identify funding requirement. (Refer to 'Going concern', Note 1.)



(d) Cash flow and fair value interest rate risk.

The Company held debentures in the prior year, however the value and term of the instruments were such that the Company's income and operating cash flows were not materially exposed to changes in market interest rates.

The Company has no long-term borrowings.

Note 3. Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

The carrying value of inventory held for the Travelan product was reviewed at 30 June, 2007 and was partially written down by $863,317 (refer Note 12). This partial reduction took into account the age of the product and the forward projection of the sales in the next twelve months.

Anadis Limited
Notes to the Financial Statements
30 June 2007


For personal use only

Note 4. Segment Information

Business Segment:

The Company operates in two business segments being the conduct of Research & Development activities and the manufacture of health products.

Research & Development The consumer health market segments of nutraceuticals and functional foods have been the primary targets for the research-driven biotechnologies and products that Anadis has been developing over some ten years. More recently the commercial targets for the company's technologies have expanded to include disease prevention and therapy in hospital patients under professional medical care.

A further field of commercial interest for Anadis, which leverages the Company's capabilities of large scale antibody production, is the diagnosis and containment of lethal bacterial and viral contamination such as applicable to the bio-defense industry.

Anadis has established a strong R&D and Quality maintenance capability to drive the technology innovation and product development for its target markets.

Manufacture of health products The Company's first product in the consumer health target market, Travelan was launched in Australia in financial year 2005 and export sales activity commenced in financial year 2007.

Anadis has also established a high standard manufacturing plant certified for the manufacture and blending of Functional Foods. The Functional Foods division of Anadis currently operates its manufacturing plant principally for the contract manufacture of third party health food products. Whilst maintaining manufacturing know-how and formulation expertises through the contract manufacturing activity this business generated over $4million revenue in the 2007 financial year and is set to grow sharply in the 2008 financial year.

Anadis Limited
Notes to the Financial Statements
30 June 2007



Note 4. Segment Information (continued)

Geographical Segment:

The Company operates in one geographical segment, Australia

Primary reporting format – business segments	**$ Manufacturing**	**$ Research & Development**	**$ Other**	**$ Total**
2007				
Sales to external customers	4,249,324	-	-	4,249,324
Interest revenue	-	-	42,934	42,934
Other income	346,896	565,616	-	912,512
Total segment revenue/income	4,596,220	565,616	42,934	5,204,700
Segment result	(188,796)	(1,076,803)	(2,298,161)	(3,563,760)
Taxation	-	282,524	-	282,524
Profit/(Loss) after tax	(188,796)	(794,279)	(2,298,161)	(3,281,236)
Segment assets	2,172,208	288,542	835,228	3,295,978
Segment liabilities	424,976	641,284	309,245	1,375,505
Depreciation & amortisation expense	85,427	43,783	27,060	156,270
Impairment charge	-	-	-	-
Other non-cash expenses/(income)	6,081	17,465	(110,831)	(87,285)
Acquisition of non-current segment assets	10,712	9,753	7,255	27,720

Anadis Limited
Notes to the Financial Statements
30 June 2007

Note 4. Segment Information (continued)

Primary reporting format – business segments	**$ Manufacturing**	**$ Research & Development**	**$ Other**	**$ Total**
2006				
Sales to external customers	4,002,371	-	-	4,002,371
Interest revenue	-	-	106,216	106,216
Other income	-	704,834	-	704,834
Total segment revenue/income	4,002,371	704,834	106,216	4,813,421
Segment result	(667,102)	(1,091,508)	(1,801,321)	(3,559,931)
Taxation	-	-	-	-
Profit/(Loss) after tax	(667,102)	(1,091,508)	(1,801,321)	(3,559,931)
Segment assets	3,649,061	262,332	2,713,858	6,625,251
Segment liabilities	766,056	402,684	277,864	1,446,604
Depreciation & amortisation expense	94,726	51,424	28,037	174,187
Impairment charge	293,119	-	-	293,119
Other non-cash expenses	12,180	14,959	53,462	80,601
Acquisition of non-current segment assets	44,276	443	17,603	62,322

Segment information is prepared in conformity with the accounting policy set out in Note 1 (b) and the accounting standard AASB 114 Segment Reporting

Note 5. Revenue

From continuing operations	**2007 $**	**2006 $**
Sales revenue		
Sale of goods	4,249,324	4,002,371
Other revenue		
Interest	42,934	106,216
	4,292,258	4,108,587

Anadis Limited
Notes to the Financial Statements
30 June 2007

Note 6. Other income

Net gain on sale of land & buildings	330,396	-
Government grants	582,116	691,312
Other grants	-	13,522
	912,512	704,834

Government grants

The following government grants were recognised as other income by the Company during the financial year:

• National Food Industry Strategy Ltd.	$240,688
• Dept. of Education, Science & Training	$ 55,970
• Dept of Industry, Tourism & Resources	$216,383
• Dept of Employment, Education & Training	$ 16,500
• Dept of Prime Minister & Cabinet	$ 34,694
• AusTrade	$ 17,881
Total - 2007	$582,116

There are no unfulfilled conditions or other contingencies attaching to these grants. The Company did not benefit directly from any other forms of government assistance.

Note 7. Expenses

The loss before income tax expense includes the following specific expenses:

Cost of sales of goods	4,785,017	3,436,753
Depreciation	156,710	174,187
Research and development expenditure	1,642,419	1,796,342
Rental expense relating to operating leases – minimum payment	26,918	-

Anadis Limited
Notes to the Financial Statements
30 June 2007

Note 8. Income tax expense

	2007 $	2006 $
(a) The major components of income tax expense are:		
Current Income tax		
Current Income tax charge (benefit)	(282,524)	-
Deferred income tax		
Relating to origination and reversal of temporary differences		-
Income tax charge (benefit) reported in the income statement	(282,524)	-
(b) Numerical reconciliation of income tax expense to prima facie tax payable		
Loss from continuing operations before income tax	(3,563,760)	(3,559,931)
Tax at the Australian tax rate of 30% (2006 - 30%)	(1,069,128)	(1,067,979)
Tax Effect of amounts which are not deductible (taxable) in calculating taxable income:		
Research and development cash rebate	(282,524)	-
Expenditure not allowable as a tax deduction	16,269	106,912
Temporary differences not recognised	246,884	86,336
Tax losses not recognised	805,975	874,732
Income tax expense/(benefit) reported in the income statement	(282,524)	-
(c) Unrecognised temporary differences and tax losses		
Unrecognised temporary differences and tax losses for which no deferred tax asset has been recognised	12,093,150	9,506,043
Tax effect of unrecognised temporary difference and tax losses for which no deferred tax asset is recognised	3,627,945	2,857,813

Potential future income tax benefits attributable to tax losses carried forward have not been brought to account at 30 June, 2007 because the Directors do not believe that it is appropriate to regard realisation of the deferred tax assets as probable.

Similarly, future benefits attributable to net temporary differences have not been brought to account, as the Directors do not regard the realisation of such benefits as probable.

This benefit for tax losses will only be obtained if:

(a) the Company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(b) the Company continues to comply with the conditions for deductibility imposed by the tax legislation; and

(c) no changes in tax legislation adversely affect the Company in realising the benefit from the deductions for the losses.

Note 9. Current assets - Cash and cash equivalents

	2007 $	2006 $
Cash at bank and on hand	672,643	1,434,265

Cash at bank and on hand

Cash at bank earns interest at rates applicable to cheque accounts. At 30 June, 2007 the rate was 3.9%.

Note 10. Current assets – Trade & other receivables

	2007	2006
Trade receivables	1,011,406	794,869
Other receivables	-	20,801
	1,011,406	815,670

All trade receivables are non-interest bearing

(a) Impaired trade receivables

As all trade receivables are considered collectable, no provision has been made for impairment.

(b) Other receivables

This results from interest earned on debentures but not yet received.

(c) Credit risk

There is a concentration of credit risk with respect to trade receivables, Aussie Bodies Pty. Ltd representing 50.8% of total trade receivables. Refer to Note 2 for more information on the risk management policy of the Company.

Note 11. Current assets – Held to maturity investments

	2007	2006
Debentures	-	1,100,000

(2006 - $1,100,000 The debentures have been issued by a subsidiary of the Company's bankers yielding a fixed interest rate of 5.8%. They are carried at amortised cost)

Fair values

The fair value of debentures approximates their carrying amounts.

Anadis Limited
Notes to the Financial Statements
30 June 2007






Note 12. Current assets - Inventories

	2007 $	2006 $
Raw materials and stores – at cost	544,138	1,227,771
Work in progress – at cost	73,265	59,772
Finished Goods – at cost	206,644	302,162
	824,047	1,589,705

Inventory expense

Inventories recognised as expense during the year ended 30 June, 2007 amounted to $3,830,426 (2006: $2,697,826)

Write down of inventories to net realisable value recognised as an expense during the year ended 30 June, 2007 amounted to $868,317 (2006: $2,053) The expense has been included in 'raw materials and consumables used' in the Income Statement.

Note 13. Current assets - Other assets

	2007 $	2006 $
Prepayments	57,404	58,805
Grants owing	63,019	-
Security bond	25,000	-
	145,423	58,805

Anadis Limited
Notes to the Financial Statements
30 June 2007

Note 14. Non-current assets – Property plant and equipment

	Land	Buildings	Building Improvement	Plant and equipment	Computer equipment	Furniture & Fittings	Total
	$	$	$	$	$	$	$
At 1 July, 2005							
- Cost	73,647	655,155	296,940	1,130,859	76,080	150,744	2,383,425
- Accumulated depreciation	-	(59,223)	(60,427)	(408,701)	(51,440)	(64,963)	(644,754)
Net book amount	73,647	595,932	236,513	722,158	24,640	85,781	1,738,671
Year ended 30 June, 2006							
Opening net book amount	73,647	595,932	236,513	722,158	24,640	85,781	1,738,671
Additions	-	-	-	44,719	17,285	318	62,322
Disposals	-	-	-	-	-	-	-
Depreciation charge	-	(13,103)	(15,888)	(117,159)	(15,358)	(12,679)	(174,187)
Closing net book amount	73,647	582,829	220,625	649,718	26,567	73,420	1,626,806
At 30 June, 2006							
- Cost	73,647	655,155	296,940	1,175,578	93,365	151,061	2,445,746
- Accumulated depreciation	-	(72,326)	(76,315)	(525,860)	(66,798)	(77,641)	(818,940)
Net book amount	73,647	582,829	220,625	649,718	26,567	73,420	1,626,806
Year ended 30 June, 2007							
Opening net book amount	73,647	582,829	220,625	649,718	26,567	73,420	1,626,806
Additions	-	-	-	20,465	3,987	3,268	27,720
Disposals	(73,647)	(573,001)	(208,709)	-	-	-	(855,357)
Depreciation charge	-	(9,828)	(11,916)	(107,905)	(14,825)	(12,236)	(156,710)
Closing net book amount	-	-	-	562,278	15,729	64,452	642,459
At 30 June, 2007							
- Cost	-	-	-	1,196,043	97,352	154,329	1,447,724
- accumulated depreciation	-	-	-	(633,765)	(81,623)	(89,877)	(805,265)
Net book amount	-	-	-	562,278	15,729	64,452	642,459

(a) Land and buildings

The Company sold its land and buildings at Campbellfield in April, 2007 for $1,200,000 plus GST.

These facilities have been leased back for 5 years with an option to renew the lease for an additional five years.

(b) Non-current assets pledged as security

The Company has not pledged any of its non-current assets as security.

Anadis Limited
Notes to the Financial Statements
30 June 2007

Note 15. Non-current assets - Intangible assets

	Goodwill
At 1 July, 2005	
Cost	358,921
Accumulated amortisation and impairment	(65,802)
Net book amount	293,119
Year ended 30 June, 2006	
Opening net book amount	293,119
Impairment	(293,119)
Closing net book amount	-
At 30 June, 2006	
Cost	358,921
Accumulated amortisation and impairment	(358,921)
Net book amount	-
Year ended 30 June, 2007	
Opening net book amount	-
Impairment charge	-
Closing net book amount	-
At 30 June, 2007	
Cost	-
Accumulated amortisation and impairment	-
Net book amount	-

Note 16. Current liabilities – Trade & other payable

	2007 $	2006 $
Trade payables	682,662	898,959
Other payables and accruals	199,677	282,961
	882,339	1,181,920

Anadis Limited
Notes to the Financial Statements
30 June 2007

	2007 $	2006 $
Note 17. Provisions		
Current liabilities		
Employee benefits – long service leave	24,325	53,239
Non-current liabilities		
Employee benefits – long service leave	63,799	60,120

Note 18. Current liabilities – Other

	2007 $	2006 $
Income received in advance	405,042	151,325

Note 19. Contributed equity

(a) Issued and Paid Up Capital

	2007 $	2006 $
98,346,153 (2006: 98,267,403) ordinary shares fully paid	18,750,743	18,729,796

(b) Movements in ordinary share capital

Date	Details	Notes	Number of Shares	Issue Price	$
1/7/05	Opening balance		92,563,403		16,984,561
29/11/05	Option conversion	(d)	50,000	0.24	12,000
29/11/05	Option conversion	(d)	50,000	0.27	13,500
9/12/05	Option conversion	(d)	250,000	0.35	87,500
13/12/05	Cancelled shares	(e)	(644,277)		-
1/6/06	Option conversion	(d)	50,000	0.22	11,000
5/6/06	Share placement	(c)	3,448,276	0.28	960,949
5/6/06	Issue of share options	(d)	-		39,051
5/6/06	Share placement	(c)	2,500,001	0.28	700,000
5/6/06	Share placement costs		-		(78,765)
30/6/06	Balance		98,267,403		18,729,796
15/2/07	Employee shares	(c)	78,750	0.27	20,947
30/6/07	Balance		98,346,153		18,750,743

(c) Ordinary Shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amount paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(d) Options

Information relating to details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year, is set out on page 32 of the Directors Report

In conjunction with the share placement on 5 June, 2006, the Company issued 862,069 options to an investor. The fair value of the options was determined to be $39,051 and was recorded as additional share capital. These options have now lapsed without being exercised.

Anadis Limited
Notes to the Financial Statements
30 June 2007

Note 19. Contributed equity (continued)

(d) Options (continued)

Information relating to the Company's Employee Option Plan, including details of options issues, exercised and lapsed during the financial year and options outstanding at the end of the financial year, is set out in Note 27.

(e) Cancelled Shares

Shares in the Company totalling 644,277, held in escrow for an entity in which Mr. C. Graham is a related party, were cancelled on 13 December, 2005 due to the escrow conditions not being met.

(f) Share buy-back

There is no current on-market buy-back.



(g) Standby Subscription Agreement

As announced to the market on 18 June, 2007 the Company has entered into an agreement with Fortrend Small Cap Investors Limited for a facility to draw up to $5million by the issue of shares and options. The draw downs are at Anadis' discretion and the facility is available for three years.

The pricing of the shares is based on the market price of Anadis' listed shares. Draw downs can be made monthly but the number of shares that can be placed each month is restricted by shares on issue, trading volumes and the share price.

In July, 2007, the Company placed 650,000 shares at 15.2 cents. The 650,000 shares were restricted to this amount by trading volumes in the fifteen day period preceding the drawn down.

Of significance is that no issue of shares can occur if the share price trades at less than 16.5 cents for the five days commencing on the day Anadis notifies Fortrend of the intent to draw down.



Note 20. Reserves and Accumulated losses

	2007 $	2006 $
(a) Reserves		
Share-based payments reserve	80,320	78,205
Movements:		
Balance 1 July	78,205	43,260
Option expense	2,115	34,945
Balance 30 June	80,320	78,205
(b) Accumulated losses		
Movements in accumulated losses were as follows:		
Balance 1 July	13,629,354	10,069,423
Net loss for the year	3,281,236	3,559,931
Balance 30 June	16,910,590	13,629,354



(c) Nature and purpose of reserves

Share-based payments reserve
The share-based payments reserve is used to recognise the fair value of shares and options issued to employees and contractors.

Anadis Limited
Notes to the Financial Statements
30 June 2007

Note 21. Key management personnel disclosures

(a) Directors

The following persons were directors of Anadis Limited during the financial year:

(i) Chairman – non-executive
P Molyneux (Resigned 20 July, 2007)
R. Zwolenski (Appointed Chairman 20 July, 2007)

(ii) Executive director
C Graham, Managing director and chief executive officer (Resigned 12 April, 2007.)

(iii) Non-executive directors
Dr P Jenkins
Professor R Robins-Browne
Arie Nudel

(b) Other key management personnel
The following persons were the executives with the greatest authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, during the financial year:

Name	**Position**
Dr. Zeil Rosenberg	Chief Executive Officer (Appointed 26/4/07)
F Mears	Operations Manager
Dr G Rawlin	General Manager – Research and Development
S Skorobogaty	General Manager - Commercial

Except for Dr. Rosenberg all of the above persons were also key management persons during the year ended 30 June, 2006.

(c) Key management personnel compensation

	2007	**2006**
	$	**$**
Short-term employee benefits	959,625	1,035,950
Post-employment benefits	605,465	205,199
Long-term benefits	15,486	40,824
	1,580,576	1,281,973

The Company has taken advantage of the relief provided by *Corporations Regulation* 2M.6.04 and has transferred the detailed remuneration disclosures to the Directors' Report. The relevant information can be found in section A-C of the remuneration report on pages 26 to 30

(d) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in section D of the Remuneration Report on pages 31 and 32.

Anadis Limited
Notes to the Financial Statements
30 June 2007

Note 21. Key management personnel disclosures (continued)

(d) Equity instrument disclosures relating to key management personnel (continued)

(ii) Option holdings
The number of options over ordinary shares in the Company held during the year by each director of Anadis Limited and other key management personnel of the Company, including their personally related parties, are set out below.

2007

Name	Balance at the start of the year	Granted during the year as remuneration	Exercised during the year	Other changes during the year (lapsed)	Balance at the end of the year	Vested and exercisable at the end of the year
Directors						
P Molyneux ^	350,000	0	0	(350,000)	0	0
C Graham ^^	750,000	0	0	(750,000)	0	0
P Jenkins	250,000	0	0	(250,000)	0	0
A Nudel	0	0	0	0	0	0
R Robins-Browne	250,000	0	0	(250,000)	0	0
R Zwolenski	0	0	0	0	0	0
Other key management personnel						
Z. Rosenberg ^^^	0	0	0	0	0	0
F Mears	0	0	0	0	0	0
G Rawlin	0	0	0	0	0	0
S Skorobogaty	0	0	0	0	0	0

^ Resigned 20/7/07
^^ Resigned 12/4/07
^^^ Appt 26/4/07

No options are vested and unexercisable at the end of the year.

2006

Name	Balance at the start of the year	Granted during the year as remuneration	Exercised during the year	Other changes during the year (lapsed)	Balance at the end of the year	Vested and exercisable at the end of the year
Directors						
P Molyneux	350,000	0	0	0	350,000	350,000
C Graham	750,000	0	0	0	750,000	750,000
P Jenkins	250,000	0	0	0	250,000	250,000
A Nudel	0	0	0	0	0	0
R Robins-Browne	250,000	0	0	0	250,000	250,000
R Zwolenski	250,000	0	(250,000)	0	0	0
Other key management personnel						
F Mears	200,000	0	0	(200,000)	0	0
G Rawlin	200,000	0	0	(200,000)	0	0
S Skorobogaty	200,000	0	0	(200,000)	0	0

No options are vested and unexercisable at the end of the year.

Anadis Limited
Notes to the Financial Statements
30 June 2007

Note 21. Key management personnel disclosures (continued)

(d) Equity instrument disclosures relating to key management personnel (continued)

(iii) Share holdings
The number of shares in the Company held (either directly, indirectly* or beneficially) during the year by each director of the Company and other key management personnel, including their personally related parties*, are set out below.

2007

Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Directors				
P Molyneux ^	250,000	0	0	250,000
C Graham ^^	3,454,413	0	(3,454,413)	0
P Jenkins	3,955,000	0	(100,000)	3,855,000
A Nudel	12,043,850	0	452,365	12,496,215
R Robins-Browne	15,000	0	0	15,000
R Zwolenski	250,000	0	0	250,000
Other key management personnel				
Z. Rosenberg ^^^	0	0	0	0
F Mears	0	3,750	0	3,750
G Rawlin	0	3,750	0	3,750
S Skorobogaty	28,400	3,750	(28,400)	3,750

^ Resigned 20/7/07
^^ Resigned 12/4/07
^^^ Appt 26/4/07

2006

Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Directors				
P Molyneux	250,000	0	0	250,000
C Graham	4,098,690	0	(644,277)	3,454,413
P Jenkins	4,055,000	0	(100,000)	3,955,000
A Nudel ^^^	0	0	12,043,850	12,043,850
R Robins-Browne	15,000	0	0	15,000
R Zwolenski	0	250,000	0	250,000
Other key management personnel				
F Mears	0	0	0	0
G Rawlin	0	0	0	0
S Skorobogaty	7,500	0	20,900	28,400

^^^ Mr. Nudel was appointed 12 July, 2005

* includes: spouses, relatives of the individual, spouses of the relatives and any entity under the joint or several control or significant influence of the individual, relatives of the individual or spouses of the relatives.

Anadis Limited
Notes to the Financial Statements
30 June 2007

Note 21. Key management personnel disclosures (continued)

(e) Loans to key management personnel.

There are no loans to any director or other key management personnel, including their personally related parties (2006 - nil).

(f) Superannuation commitments

All employees are entitled to various levels of benefits on retirement, disability or death. The superannuation plans are accumulation plans. The Company contributes a percentage of the directors fees and salaries of employees to the superannuation plans.

(g) Other transactions with key management personnel

There are no other transactions with directors or other key management personnel except the following;

- A company controlled by Mr. Arie Nudel was paid consultancy fee during the year of $106,240 for providing investor relations services to the Company. These services are provided on an 'as needs' basis and can be terminated at any time without penalty,
- A company controlled by Dr. Rosenberg was paid $93,750 for services of the CEO and promotion activities in the United States,
- Shares in the Company totalling 452,365 held by parties related to Mr. A Nudel were bought during the year. (2006 – nil shares)
- Shares in the Company totalling 100,000 held by parties related to Dr. P Jenkins were sold during the year. (2006 – 100,000 shares)

Note 22. Remuneration of auditors

	2007 $	2006 $
During the year the following fees were paid of payable for services provided by the auditor of the Company:		
Audit services		
Fees paid to PricewaterhouseCoopers Australian firm:		
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	80,000	55,644
Total remuneration for audit services	80,000	55,644

The Company's policy on the engagement of auditors is set out in the Corporate Governance Statement (ASX Principle 4) in this Report.

Note 23 Commitments and Contingencies

(a) Research commitments

The Company has entered into agreements with certain research organisations for ongoing research. Under these agreements the Company is committed to providing funds over future periods as follows:

	2007	2006
Within one year	160,000	100,000
Later than one year but not more than five years	-	-
Later than five years	-	-
Research commitments not recognised in the financial statements	160,000	100,000

Note 23 Commitments and Contingencies (continued)

(b) Property lease

The Company has entered into an operating lease for the Campbellfield offices & factory.

	2007 $	2006 $
Within one year	100,000	-
Later than one year but not more than five years	374,650	-
Later than five years	-	-
Lease commitments not recognised in the financial statements	474,650	-

The key points of the lease are;

- (i) Term – Five years commencing April, 2007 with an option for a further term of five years,
- (ii) Transferable – Anadis can assign the lease with the consent of the landlord, which consent will not be unreasonably withheld, and
- (iii) Escalation – the rent is fixed for the first two years after which it escalates by 4% each subsequent year.

The Company had no contingent assets and liabilities as at 30 June 2007

Note 24 Events occurring after balance sheet date

1. On 13 July, 2007 the Company issued shares to Fortrend Small Cap Investors Limited pursuant to a Standby Subscription Agreement (Note 6(g)). The Company issued 650,000 fully paid ordinary shares at 15.2 cents per share and 162,500 options with a strike price of 15.2 cents per share which expiry on 12 January, 2009. Anadis received cash of $88,920 after expenses. The options were valued at $10,968 using a Black-Scholes option pricing model and will be credited to contributed equity.

2. In September 2007 the Company completed a capital raising from Australian and US investors netting over $700,000. The placement was issued at a price of 14c per share (representing a 6.33% discount to the 5 day VWAP ending 17th August 2007), plus one 18c option for every three shares, with a 12 month expiry. (4,739,361 fully paid shares and 1,579,787 options) The options were valued at $54,976.59 using a Black-Scholes option pricing model and will be credited to contributed equity. Members of the Anadis Board and associates participated with significant new cash investment. Issuance of shares subscribed to by directors (and related parties) of the company will be made following and subject to shareholder approval at the Company's Annual General Meeting in November (300,000 shares and 100,000 options).

Anadis Limited
Notes to the Financial Statements
30 June 2007

Note 25. Reconciliation of net cash inflow from operating activities to loss after income tax

	2007	2006
	$	$
Loss for the year	(3,281,236)	(3,559,931)
Depreciation and amortisation	156,710	174,187
Impairment of goodwill	-	293,119
Change in operating assets & liabilities:		
Decrease/(Increase) in inventories	765,660	(300,725)
Decrease/(Increase) in debtors and prepayments	(257,354)	219,729
(Decrease)/Increase in accounts payable	(237,531)	225,225
Increase/(Decrease) in other liabilities	253,717	26,325
Increase in share based payment reserve	2,115	34,945
Increase in share based payment equity	20,947	-
(Decrease)/Increase in employee benefits provisions	(87,285)	80,600
Profit on sale of property	(330,396)	-
Net cash (outflow) from operating activities	(2,994,655)	(2,806,526)

Note 26. Earnings Per Share

	2007 Cents	2006 Cents
(a) Basic earnings per share		
Loss from continuing operations attributable to the ordinary equity holders of the Company	(3.34	(3.84)
(b) Diluted earnings per share		
Loss from continuing operations attributable to the ordinary equity holders of the Company	(3.34)	(3.84)

	2007 Number	2006 Number
(c) Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	98,346,153	92,820,926
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	98,346,153	92,820,926

(d) Reconciliation of earnings used in calculating earnings per share

The numerator used in calculation of both Basic EPS and Diluted EPS is a loss of $3,281,236 (2006 - $3,559,931) and there are no reconciling items to the loss from continuing operations before income tax expense.

Anadis Limited
Notes to the Financial Statements
30 June 2007



Note 26. Earnings Per Share (continued)

(e) Information concerning the classification of securities

Options
Options that have been granted are considered to be potential ordinary shares, however their conversion to ordinary shares does not increase the loss per share, as such the options are not dilutive and have not been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details of options are set out in Note 26.



Note 27. Share based payments

(a) Directors and employee option plans

Options are granted to directors under the Anadis Executive Share Option Plan No. 1, which was approved by shareholders prior to listing in 1999. Options are granted to staff, at the discretion of the Board, under the Anadis Limited Employee Share Option Plan which was approved by directors on 14 May, 2002.

Options are granted under the Plans for no consideration. Options can be granted for up to a five year period with a vesting date set by the Board.

Options granted under the Plans carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share in Anadis Limited.

All options are issued with an exercise price set considerably in excess of the market price at the time of grant.

All options vest immediately with the exception of those issued on 18 August, 2004 which vested on 18 August, 2006.



(b) Directors and employee option plans

Set out below are summaries of options granted under the plan:

Date granted	Expiry date	Exercise price $	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at the end of the year Number	Vested & Exercisable at end of the year Number
Anadis Limited - 2007								
11/11/03	11/11/06	0.55	850,000	0	0	(850,000)	0	0
14/11/03	14/11/06	0.55	750,000	0	0	(750,000)	0	0
18/8/04	16/8/08	0.62	250,000	0	0	(50,000)	200,000	200,000
Total			1,850,000	0	0	(1,650,000)	200,000	200,000
Weighted average exercise price			$0.56	$0	$0	$0.55	$0.62	$0.62

Anadis Limited
Notes to the Financial Statements
30 June 2007

Note 27. Share based payments (continued)

(b) Directors and employee option plans (continued)

Date granted	Expiry date	Exercise price $	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at the end of the year Number	Vested & Exercisable at end of the year Number
Anadis Limited - 2006								
11/11/03	10/12/05	0.35	250,000	-	(250,000)	-	-	-
31/5/02	31/5/06	0.50	700,000	-	-	(700,000)	-	-
11/11/03	11/11/06	0.55	850,000	-	-	-	850,000	850,000
14/11/03	14/11/06	0.55	750,000	-	-	-	750,000	750,000
18/8/04	16/8/08	0.62	250,000	-	-	-	250,000	-
Total			2,800,000	-	(250,000)	(700,000)	1,850,000	1,600,000
Weighted average exercise price			$0.53	$0	$0.35	$0.50	$0.56	$0.55

2,350,000 options were forfeited during the periods covered by the above tables.

The weighted average share price at the date of exercise of the options exercised during the year ended 30 June, 2007 was N/A (2006 – $0.44).

The weighted average remaining contractual life of share options outstanding at the end of the period was 1.13 years (2006 – 0.61 years).

Fair value of options granted
There were no options granted in the year end 30 June, 2007 (2006: Nil). The assessed fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

(c) Employees share plan

A Plan under which shares may be issued by the Company to employees for no cash consideration was approved by the Board on 12 December, 2006. All permanent employees (excluding executive directors) who have been continuously employed by the Company for a period of at least one year are eligible to participate in the Plan. Employees may elect not to participate in the Plan.

Under the Plan, eligible employees may be granted up to $1,000 worth of fully paid ordinary shares in Anadis Limited annually for no cash consideration. The market value of the shares issued under the scheme, measured as the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the week leading up to and including the date of grant, is recognised as part of employee benefit costs in the period the shares are granted.

Offers under the Plan are at the discretion of the Company. Shares issued under the scheme may not be sold until the earlier of three years after issue or cessation of employment with the Company. In all other respects the shares rank equally with other fully-paid ordinary shares on issue (refer to Note 19).

Anadis Limited
Notes to the Financial Statements
30 June 2007

Note 27 Share based payments (continued)

(c) Employees share plan (continued)

The number of shares issued to participants in the Plan is the offer amount divided by the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the week up to and including the date of grant.

	2007	2006
Shares issued under the Plan to participating employees on 13 February, 2007 (2006 – Nil)	78,750	-

Each participant was issued with shares worth $1,000 based on the weighted average market price of $0.266 (2006 – Nil)

(d) Payments to contractors

From time to time the Board has, on request of some contractors, issued options as part of the payment for services rendered. The terms of each issue are subject to negotiation but in every case the exercise price is never lower than the market price at the time of issue.

Options granted under the Plans carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share in Anadis Limited.

All options vest immediately.

Set out below are the summaries of options granted under the plan:

Date granted	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at the end of the year Number	Exercisable at end of the year Number
Anadis Limited - 2007								
30/10/03	18/9/06	0.34	50,000	-	-	50,000	-	-
30/10/03	18/9/06	0.38	50,000	-	-	50,000	-	-
18/8/04	7/4/07	0.41	50,000	-	-	50,000		-
18/8/04	7/4/07	0.46	50,000	-	-	50,000		-
14/12/04	1/11/07	0.76	50,000	-	-	-	50,000	50,000
14/12/04	1/11/07	0.85	50,000	-	-	-	50,000	50,000
22/6/05	1/3/08	0.56	50,000	-	-	-	50,000	50,000
22/6/05	1/3/08	0.63	50,000	-	-	-	50,000	50,000
8/11/05	1/7/08	0.53	50,000	-	-	-	50,000	50,000
8/11/05	1/7/08	0.60	50,000	-	-	-	50,000	50,000
Total			500,000	-	-	200,000	300,000	300,000
Weighted average exercise price			$0.55	$0	$0	$0.40	$0.66	$0.66

Anadis Limited
Notes to the Financial Statements
30 June 2007

Note 27 Share based payments (continued)

(d) Payments to contractors (continued)

Date granted	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at the end of the year Number	Exercisable at end of the year Number
Anadis Limited - 2006								
3/10/02	15/8/05	0.35	50,000	-	-	(50,000)	-	-
3/10/02	15/8/05	0.39	50,000	-	-	(50,000)	-	-
10/12/02	25/11/05	0.24	50,000	-	(50,000)	-	-	-
10/12/02	25/11/05	0.27	50,000	-	(50,000)	-	-	-
12/8/03	5/6/06	0.22	50,000	-	(50,000)	-	-	-
12/8/03	5/6/06	0.25	50,000	-	-	(50,000)	-	-
30/10/03	18/9/06	0.34	50,000	-	-	-	50,000	50,000
30/10/03	18/9/06	0.38	50,000	-	-	-	50,000	50,000
18/8/04	7/4/07	0.41	50,000	-	-	-	50,000	50,000
18/8/04	7/4/07	0.46	50,000	-	-	-	50,000	50,000
14/12/04	1/11/07	0.76	50,000	-	-	-	50,000	50,000
14/12/04	1/11/07	0.85	50,000	-	-	-	50,000	50,000
22/6/05	1/3/08	0.56	50,000	-	-	-	50,000	50,000
22/6/05	1/3/08	0.63	50,000	-	-	-	50,000	50,000
8/11/05	1/7/08	0.53	-	50,000	-	-	50,000	50,000
8/11/05	1/7/08	0.60	-	50,000	-	-	50,000	50,000
Total			700,000	100,000	(150,000)	(150,000)	500,000	500,000
Weighted average exercise price			$0.44	$0.57	$0.24	$0.33	$0.55	$0.55

No options were forfeited during the periods covered by the above tables

The weighted average share price at the date of exercise of the options exercised the year ended 30 June, 2007 was N/A (2006 – $0.35)

The weighted average remaining contractual life of share options outstanding at the end of the period was 0.67 years (2006 – 1.20 years)

Fair value of options granted
There were no options granted during the year ended 30 June, 2007 (2006 – 8.9 cents). The assessed fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

(e) Expenses arising from share-based payment transactions.

Total expenses arising from share-based payment transactions recognised during the period were as follows:

	2007 $	2006 $
Options issued under employee option plans	2,115	25,378
Options issue to contractors	-	9,567
Shares issued under employee share plan	20,947	-
	23,062	34,945

Anadis Limited
Notes to the Financial Statements
30 June 2007

Note 28. Related party transactions

Key management personnel
Disclosures relating to key management personnel are set out in Note 21.

There are no other related party transactions loans or outstanding balances.



Anadis Limited
Directors' Declaration

Directors' Declaration for the year ended 30 June, 2007.

In the directors' opinion:

(a) the financial statements and notes set out on pages 40 to 72 are in accordance with the *Corporations Act 2001* including:

  (i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

  (ii) giving a true and fair view of the Company's financial position as at 30 June 2007 and of its performance for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable: and

(c) the audited remuneration disclosures set out on pages 26 to 31 of the Directors' Report comply with Accounting Standards AASB 124 *Related Partied Disclosures* and the *Corporations Regulations 2001*

The directors have been given the declarations by the Chairman of the Board and Chairman of the Audit & Risk Committee being responsible for the financial matters of the Company as required by section 295A of the *Corporations Act 2001.*

This declaration is made in accordance with a resolution of the directors.

R. Zwolenski
Director

PJ Jenkins
Director

Melbourne
27 September 2007.

PRICEWATERHOUSECOOPERS





PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website:www.pwc.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999
www.pwc.com/au



Independent auditor's report

to the members of Anadis Limited

Report on the financial report and the AASB 124 Remuneration disclosures contained in the directors' report

We have audited the accompanying financial report of Anadis Limited (the company), which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for Anadis Limited.

We have also audited the remuneration disclosures contained in the directors' report. As permitted by the Corporations Regulations 2001, the company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), required by Accounting Standard AASB 124 Related Party Disclosures, under the heading "remuneration report" of the directors' report and not in the financial report. These remuneration disclosures are identified in the directors' report as being subject to audit. The remuneration report contains information also, for which an auditors' opinion is not required and has not been formed. These disclosures have been identified as such.

Directors' responsibility for the financial report and the AASB 124 Remuneration disclosures contained in the directors' report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1(a), the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial statements and notes, complies with International Financial Reporting Standards.

The directors of the company are also responsible for the remuneration disclosures contained in the directors' report.

PRICEWATERHOUSECOOPERS

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is to also express an opinion on the remuneration disclosures contained in the directors' report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors' report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the directors' report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report and the remuneration disclosures contained in the directors' report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the directors' report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditor's opinion on the financial report

In our opinion:

(a) the financial report of Anadis Limited is in accordance with the *Corporations Act 2001*, including:

   (i) giving a true and fair view of the company's financial position as at 30 June 2007 and of its performance for the year ended on that date; and

   (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*; and

(b) the financial statements and notes comply with International Financial Reporting Standards as disclosed in note 1(a).

PRICEWATERHOUSECOOPERS

Auditor's opinion on the AASB 124 Remuneration disclosures contained in the directors' report

In our opinion, the remuneration disclosures contained in the directors' report and identified as being subject to audit, comply with Accounting Standard AASB 124.

Material Uncertainty Regarding Continuation as a Going Concern

Without qualifying our opinion, we draw attention to Note 1(a) in the financial report which indicates that the company incurred a net loss of $3,281,236 and net cash outflows from operating activities of $2,994,655 during the year ended 30 June 2007. These conditions, along with other matters as set forth in Note 1(a), indicate the existence of a material uncertainty which may cast significant doubt about the company's ability to continue as a going concern.

PricewaterhouseCoopers

Anton Linschoten
Partner

Melbourne
27 September 2007

Anadis Limited
Additional ASX Information
For the year ended 30 June 2007

Additional information required by the Australian Stock Exchange not shown elsewhere in this report is as follows. The information was applicable at 31 August, 2007.

a) Distribution of equity securities

Analysis of numbers of equity security holders by size of holding

	Class of equity security	
	Shares	**Options**
1 – 1,000	80	-
1,001 – 5,000	446	-
5,001 – 10,000	349	-
10,001 – 100,000	718	5
100,001 and over	130	1
	1,723	6

There were 348 holders of less than a marketable parcel of ordinary shares.

b) Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest holders of quoted equity securities are listed below:

	Ordinary Shares	
	Number held	Percentage of Issued Shares
Paracroft Pty. Ltd.	9,571,051	9.68
Tatura Milk Industries Limited	8,100,000	8.19
HSBC Custody Nominees (Aust) Limited. – GSI ECSA	4,955,043	5.01
HSBC Custody Nominees (Aust) Limited.	3,637,423	3.68
Mrs. Ese Behari	1,970,718	1.99
Equity Trustees Limited <Australian New Horizons A/C>	1,936,963	1.96
Kobyboyn Pty. Limited	1,237,500	1.25
Paracroft Pty. Ltd.	1,200,000	1.21
Pepella Pty. Ltd. <Gisborne Family Account>	1,153,163	1.17
Mr. Peter James Jenkins	1,140,000	1.15
S C Driver & J L Driver <SC Driver Super Fund A/C>	1,115,000	1.13
Drill Investments Pty. Ltd.	1,011,000	1.02
John L Anderson and Associates Pty Ltd	1,008,022	1.02
Tartan Pines Pty. Ltd <C Graham & G Tritapepe>	1,000,000	1.01
Mr Manfred Zimmer	1,000,000	1.01
Quattro Fontane Pty Ltd <ATF Sapienza Super Fund>	750,000	0.76
First Guardian Capital Pty. Limited	716,767	0.72
Ginga Pty. Ltd.	710,802	0.72
Mr. Richard Wilson Darson	676,875	0.68
KPL Limited	656,000	0.66
	43,546,327	44.02

c) Voting rights

All ordinary shares carry one vote per share without restriction.

Anadis Limited
Additional ASX Information
For the year ended 30 June 2006

d) Unquoted equity securities	**Number on issue**	**Number of holders**
Options issued to take up ordinary shares	662,500	6

*Number of unissued ordinary shares under the options.

Holders of 20% or more of unquoted equity securities in the Company are set out below:

	Number held	**Percentage**
Options issued to take up ordinary shares		
Fortrend Small Cap Investors Limited	162,500	24.5

e) Substantial holders

Substantial holders in the Company are set out below:

	Number held	**Percentage**
Ordinary Shares		
Anadis Group	11,095,121	11.2
Tatura Milk industries Limited	8,100,000	8.2


ANADIS

4 Capital Link Drive, Campbellfield 3061 Victoria Australia - www.anadis.com.au

END